NovaGold

ANNUAL REPORT 2007

Visible gold in drill core from Rock Creek

IDENTIFYING AND ADVANCING OPPORTUNITIES TO CREATE VALUE FOR ALL STAKEHOLDERS

NovaGold is a growth company focused on gold exploration and development. We have one of the largest resource bases in the world relative to our peers. We are determined in creating growth for our shareholders, and near- and long-term opportunities for our stakeholders. With our holistic approach to exploration and development, we stand at the forefront of redefining the way precious metals companies operate.

02	HISTORICAL HIGHLIGHTS

03	2007 AT A GLANCE

04	PROPERTY PORTFOLIO

05	OPERATIONAL OVERVIEW

06	LETTER TO SHAREHOLDERS

08	LEADERSHIP TEAM

11	CORPORATE SCORECARD

12	EXPLORATION & DEVELOPMENT

14	NOVAGOLD’S HOLISTIC APPROACH

16	GALORE CREEK: A HOLISTIC APPROACH TO MINING

18	OPERATIONS

18	DONLIN CREEK

20	NOME OPERATIONS

22	GALORE CREEK

24	AMBLER

26	NOVAGREENPOWER

27	MINERAL RESOURCES

28	RESERVE / RESOURCE TABLE

31	CORPORATE POLICIES

33	MANAGEMENT’S DISCUSSION & ANALYSIS

46	FINANCIAL REPORTING

81	CORPORATE INFORMATION

02 NovaGold	Annual Report 2007

Historical Highlights
10 YEARS AS ONE OF THE FASTEST-GROWING GOLD COMPANIES IN THE INDUSTRY

Founded by three geologists with an entrepreneurial spirit and track record of success, NovaGold has grown to become one of the world’s leading gold exploration and development companies. By focusing on creating shareholder value through exploration and development, NovaGold has delivered continuous and rapid resource growth. Our resource base has grown from 500,000 ounces of gold in 1998 to 26.5 million ounces of gold at the end of 2007.

NOVAGOLD’S DEVELOPMENT PIPELINE

Increasing value / decreasing risk

The value of each project exponentially increases as it advances across the development pipeline. Technical, permitting and operating risk is reduced as the project advances, increasing certainty that a resource will be economically viable and that production can be achieved.

10 YEAR NOVAGOLD MILESTONE CHART

PROVEN TRACK RECORD OF RESOURCE GROWTH

Note: Reflects 50% ownership of Donlin Creek, 50% of Galore Creek, 100% of Nome Operations and 51% of Ambler. Resource estimate updates as of February 2008. Based on gold-equivalent resources assuming a price of $650/oz for gold and $11/oz for silver. See “Cautionary Note Concerning Reserve and Resource Estimates”.

NovaGold has earned the reputation of being one of the best exploration teams in the world. Over the course of 10 years we have acquired and systematically advanced a portfolio of world-class projects, adding value for our shareholders every step of the way.

On average, we have added more than three million ounces of gold resources through exploration and acquisition in each of the past nine years. Over the past five years we’ve also added a total of 131 million ounces of silver and over 7.8 billion pounds of copper to our resource base.

Historical Highlights

Annual Report 2007	NovaGold 03

2007 at a Glance
A YEAR OF MAJOR MILESTONES ACHIEVED

2 New Strategic Alliances DONLIN CREEK & GALORE CREEK NEGOTIATED TWO STRONG ALLIANCES WITH BARRICK (DONLIN CREEK) & TECK COMINCO (GALORE CREEK)

22.2M & 5.2B
ozs of Gold                                          lbs of Copper

RESOURCE BASE

22.2M OZS OF GOLD-EQUIVALENT & 5.2B LBS OF COPPER MEASURED & INDICATED RESOURCES

ADDITIONAL 5.9M OZS OF GOLD-EQUIVALENT & 2.6B LBS OF COPPER INFERRED RESOURCES

77% Increase DONLIN CREEK INCREASE OF 12.8M OZS IN MEASURED & INDICATED GOLD RESOURCES
  Advanced Rock Creek, despite numerous challenges, to prepare for 2008 production
  Commenced construction on schedule at Galore Creek and made significant progress on road, tunnel and infrastructure prior to project suspension
  Completed studies to expand Forrest Kerr
  Settled outstanding litigation at Donlin Creek and Galore Creek
  Partnered with the BC Government to construct a transmission line to service Galore Creek and provide a long-term power solution for northwest BC
  Raised additional financing to support exploration and development, despite challenging market conditions
  Attracted several experienced members to the NovaGold management team, adding depth and talent

2007 at a Glance

04 NovaGold	Annual Report 2007

Property Portfolio
NOVAGOLD PROPERTIES ACROSS ALASKA AND BRITISH COLUMBIA

Property Portfolio

Annual Report 2007	NovaGold 05

Operational Overview NOVAGOLD PROJECT PORTFOLIO AT A GLANCE	M & IND: Measured & Indicated IND: Indicated INF: Inferred

Donlin Creek Southwest Alaska 50% Ownership (50% Barrick Gold Corporation) Feasibility stage property M & IND: 29.4M ozs gold INF: 3.5M ozs gold	Nome Operations (Rock Creek, Big Hurrah, Nome Gold) Northwest Alaska 100% Ownership Production in 2008 M & IND: 2.3M ozs gold INF: 0.3M ozs gold

Galore Creek
Northwest British Columbia

50% Ownership
(50% Teck Cominco Limited)
Feasibility stage property
M & IND: 8.9B lbs copper, 7.3M ozs gold,
123M ozs silver
INF: 3.6B lbs copper, 3.8M ozs gold,
65M ozs silver

Other Exploration Projects Alaska & British Columbia Resource definition & preliminary assessment properties Portfolio of promising early-stage projects in Alaska and British Columbia

Ambler
Northwest Alaska

Earning 51% Interest
(49% Rio Tinto plc)
Pre-feasibility stage property
IND: 1.5B lbs copper, 2.2B lbs zinc,
0.5M ozs gold, 32.3M ozs silver
INF: 0.9B lbs copper, 1.3B lbs zinc,
0.3M ozs gold, 18.6M ozs silver

NovaGreenPower
Northwest British Columbia

100% Ownership
Portfolio of hydroelectric projects in
British Columbia with an estimated total
capacity of 315 MW
Most advanced is Forrest Kerr run-of-
river hydroelectric project
Fully permitted at 115 MW – now being
assessed at 195 MW

Operational Overview

06 NovaGold	Annual Report 2007

Letter to Shareholders
A YEAR OF SIGNIFICANT ACHIEVEMENTS AND CONSIDERABLE CHALLENGES

2007 was a year filled with significant achievements and considerable challenges. Many of the Company’s core strengths – entrepreneurial deal making, forming strong partnerships, engaging communities and advancing exploration opportunities – were demonstrated in 2007 as NovaGold worked hard to advance its projects. Most of the milestones set forth for the year were either met or exceeded, and I believe that the positive developments we forged in 2007 have paved the way for long-term growth.

NovaGold formed a mutually beneficial, 50/50 limited-liability company with Barrick to advance the world-class Donlin Creek gold project, and all legal disputes were resolved. At Rock Creek, the court ruled to uphold our permits and we are on track to become a producing company in 2008. At Galore Creek, we negotiated a 50/50 partnership with Teck Cominco, agreed to support the BC Government to build a power line and completed significant progress on the camp infrastructure, roads, bridges and tunnel during the first construction season.

Unfortunately, the many successes of 2007 were largely overshadowed by the decision to suspend construction at Galore Creek in late November. The increase in forecast construction costs came as a surprise to both NovaGold and our partner, Teck Cominco. More significantly, it shook the confidence of many of our investors, resulting in a drop in our share value. NovaGold and Teck Cominco remain confident that a new development plan will unlock the value of Galore Creek, and are aggressively examining alternative development plans that will restore value to NovaGold and its shareholders.

Our 2007 achievements extended to the continued strengthening of our management team. Our ability to attract the most knowledgeable and driven professionals in the industry has been a great asset, and recent appointments to the team are a testament to this. We added Sacha Iley as VP, Human Resources and Susan Mathieu as VP, Safety, Environment & Sustainability to round out the NovaGold senior management team. In addition, NovaGold and Teck Cominco assembled a new management team at Galore Creek that brings decades of international experience in optimizing, designing and building mines.

At NovaGold we believe that how we do business is as important as what we do. 2007 represented the formation and articulation of an approach to mining that we have been developing for ten years. We describe it as holistic, planning each project by considering the impacts and benefits on the entire area and the people who live there. While developing mines, we also create opportunities and long-term sustainable solutions for our employees and the communities in which we work. No decision is made without carefully considering the financial, social and environmental responsibilities we have to our shareholders, partners, employees and local communities. We are proud of our holistic approach, and have dedicated significant attention to describing it in this year’s annual.

As we look to 2008, NovaGold has clearly defined strategies that focus on what we do best: advancing opportunities, building and evolving partnerships and evaluating how best to maximize the value of our assets. Gold is our primary resource asset, and one of our first priorities is to work with Barrick to advance Donlin Creek through feasibility and permitting as we continue on our journey to develop one of the largest gold mines in the world.

At Rock Creek, we will achieve a major milestone for the Company in 2008: first gold production. Once in operation, the mine is expected to produce 100,000 ounces of gold on an annualized basis and provide free cash flow of more than $25 million in 2008. We will continue to examine opportunities to extend production at Rock Creek and expand the Nome Operations resource base.

At Galore Creek, we will continue to work with Teck Cominco to unlock the potential of this enormous copper-gold-silver deposit. We expect to identify an alternative development strategy and complete a feasibility study within the next 12 to 18 months, defining a new path forward that will benefit shareholders, the Tahltan Nation, local communities and other stakeholders.

Letter to Shareholders

Annual Report 2007	NovaGold 07

“I BELIEVE THAT THE POSITIVE DEVELOPMENTS WE FORGED IN 2007 HAVE PAVED THE WAY FOR LONG-TERM GROWTH.”

NovaGold will concentrate on its core gold assets in 2008 and beyond, and will examine ways to maximize value with our three other classes of assets – base metals projects, early-stage exploration properties and renewable energy projects. Our team will use its considerable experience and talent to recognize new opportunities to create our next generation of gold projects. NovaGold will advance the Ambler project with exploration, scoping studies and public consultation in 2008, while considering other business opportunities that will maximize the value of this project for NovaGold and its shareholders. We have completed a feasibility study for an expanded Forrest Kerr run-of-river hydroelectric project, the most advanced project in our NovaGreenPower portfolio, and will examine ways to further optimize our other renewable energy projects.

Our unrelenting focus on safety will continue in 2008. By the end of November 2007 we had achieved 500,000 hours without a lost-time injury at the Galore Creek construction project. Unfortunately, two fatalities occurred in an accident involving one of our contractors at Rock Creek in mid-2007. We do not differentiate between the safety of our employees and contractors, and the fatalities affected us all. We will continue to work with our employees and contractors to continually improve safety performance with the goal of zero fatalities and lost-time injuries at our projects.

Increasing our tracking, disclosure and reporting measures will allow us to demonstrate our continued commitment to safety, and to socially and environmentally holistic mining practices at all of our projects. This effort will be led by our new VP, Safety, Environment & Sustainability.

Our goals are ambitious but our vision is clear: 2008 promises to be an important year for NovaGold. We will continue to do what we do best: identify and explore new opportunities and advance projects to create value. Above all, our focus is to deliver the growth you expect by achieving production, advancing our portfolio of world-class projects, building partnerships and continuing to recognize business opportunities that can add new value for shareholders.

I want to personally thank all of our shareholders for their continued support. NovaGold’s success as an industry-leading growth company is a reflection of the dedication, hard work and commitment of our management and employees, Board of Directors and partners.

On behalf of the Board of Directors, the NovaGold management team and NovaGold employees,

Rick Van Nieuwenhuyse
President & CEO

Letter to Shareholders

08 NovaGold	Annual Report 2007

Leadership Team
OUR BOARD AND EXECUTIVES: FOCUSED ON BUILDING SHAREHOLDER VALUE

The NovaGold Board of Directors comprises some of the foremost resource executives and industry service providers in the world. Their primary responsibilities are to provide oversight, advice and direction to the Company’s management team for the benefit of NovaGold shareholders.

NovaGold’s senior management team provides the expertise to create shareholder value by successfully advancing world- class projects, while maintaining the Company’s financial, social and environmental values. The team’s collective experience in resource exploration, development and production spans continents and leading companies, bringing a wealth of knowledge to NovaGold’s operations and corporate strategy.

Board of Directors

Patrick Downey
Director
Patrick is a professional engineer with decades of experience in the resource industry. He is President and CEO of Aura Gold Inc., a public company exploring and developing in Brazil.	Michael Halvorson Director Mike is the president of Halcorp Capital Ltd., a private investment and consulting company, and is also the director of numerous other resource companies.	Gerald McConnell, QC Director Gerry is the founder of NovaGold and has been on the Board since 1984. A lawyer by profession, he is also the Chairman, President and CEO of Etruscan Resources Inc.	Cole McFarland Director Cole is a veteran of the mining industry with over 40 years of experience in mine development. He retired as President and CEO of Placer Dome U.S. Inc. in 1995.

Kalidas Madhavpeddi Director Kalidas brings over 25 years of experience in business development, corporate strategy, M&A, marketing, trading and sales to the NovaGold Board.	Clynton Nauman Director Clynt has over 25 years of diversified experience in the resource industry. He is a geologist by training and is currently President and CEO of Alexco Resource Corp.	James Philip, CA
Director
Jim has over 25 years of accounting and auditing experience, servicing mainly companies listed on Canadian and United States stock exchanges, and has been a NovaGold director since 2003.	Rick Van Nieuwenhuyse
Director
Rick is an experienced geologist and has managed projects from grassroots discovery through to advanced feasibility studies and production. He is also a director of Etruscan Resources Inc. and Alexco Resource Corp.

Leadership Team

Annual Report 2007	NovaGold 09

Management Team

Rick Van Nieuwenhuyse, MSc
President & CEO
Since assuming management of NovaGold in 1998, Rick has assembled a portfolio of world-class properties and an extraordinary team of experienced mining professionals.	Peter Harris, PEng Senior VP & COO Peter joined NovaGold in 2005 and brings over 30 years of mine design, development and operations experience.	Don MacDonald, CA
Senior VP, CFO & Corporate Secretary
Don has been involved in the operation or development of ten mines in the Americas, and the completion of multiple financings and M&A transactions.	Doug Brown, MSc VP, Business Development Doug joined NovaGold in 2003 and brings extensive experience in project evaluation, acquisitions, operations management and corporate finance.

Sacha Iley, BA VP, Human Resources Sacha brings a unique combination of experience in a head office environment and also managing construction, start-up and operational aspects of human resources.	Greg Johnson, BSc
VP, Corporate Communications & Strategic Development
Greg joined Rick Van Nieuwenhuyse to establish NovaGold in 1998. A geologist with world-wide exploration experience, Greg manages NovaGold’s marketing and communication activities.	Susan Mathieu, MSc
VP, Safety, Environment & Sustainability
Susan provides strategic direction to support exploration, evaluation, construction, operation and eventual closure of the Company’s projects.	Joe Piekenbrock, MSc VP, Exploration Joe joined NovaGold in 2002 with over 25 years of experience in the minerals exploration and development sector.

Elaine Sanders, CA, CPA
VP, Finance
Elaine has extensive experience in audit, finance and accounting for public companies and is responsible for all aspects of financial services, financial reporting and corporate governance.	Carl Gagnier, BSc Executive VP, NovaGold Canada Carl joined NovaGold in 2005, bringing a wealth of experience in operations management, government relations and project development.	Doug Nicholson, BSc
VP, NovaGold Alaska / Alaska Gold Company
Doug has worked on several world-class projects and brings over 25 years of mine engineering, development and operations experience to NovaGold.	Dan Woznow, BSc
VP, Operations, NovaGreenPower
Dan will use his experience in project planning, assessment and management to evaluate new renewable energy initiatives and support the development of Forrest Kerr.

Leadership Team

OUR SCORECARD PROVIDES SHAREHOLDERS WITH THE HIGHLIGHTS OF NOVAGOLD’S FINANCIAL, SOCIAL & ENVIRONMENTAL PERFORMANCE

Mining at Rock Creek

Annual Report 2007	NovaGold 11

Corporate Scorecard
OUR METRICS FOR SUCCESS AND WHAT WE DELIVERED

2007 Milestones
What we promised and fulfilled

Donlin Creek resource update. Added 12.8 million ounces to measured and indicated resources (a 77% increase).

Resolve Donlin Creek ownership. Formed a productive alliance with Barrick, creating a 50/50 limited liability company.

Rock Creek production to begin in Q3-2007. Legal and permitting challenges and unexpected weather and staffing constraints delayed the project, shifting production to mid-2008.

Galore Creek to receive EA certificate, resource update, initial construction financing and authorizations to begin construction. Exercise option to purchase a 100% interest and finalize partnership plans. Received EA certificate and construction permits, finalized construction financing on schedule, negotiated a 50/50 partnership with Teck Cominco and concluded partnership with BC Government for Northwest Transmission Line. The rising Canadian dollar and evidence of escalating costs precipitated the decision to suspend construction.

Complete feasibility study for Forrest Kerr run-of-river hydroelectric project. Updated Forrest Kerr feasibility study and examined potential to significantly increase power output.

Outline framework for sustainability reporting, including benchmark indicators and sustainability initiatives. Defined and implemented holistic approach at Galore Creek. Hired VP, Safety, Environment & Sustainability, while working to expand policies and training. Some data collection initiated. Framework for sustainability reporting will be developed in 2008.

Continue exploration program to expand existing resource base. Exploration added 12.8 million measured and indicated ounces of gold at Donlin Creek (6.4 million to NovaGold’s share) and acquired several promising new early-stage properties.

2008 Targets
Our goals and how we will achieve them

Donlin Creek: Further expand resource base. Identify optimal project design. Economic update in the second half of 2008. Aggressive exploration campaign underway. Completing optimization studies to identify optimal project design and move Donlin Creek toward feasibility and permitting. Examining opportunities to bring sustainable power to the minesite and the region.

Nome Operations: Achieve commercial production. Continue exploration campaign with the goal of extending Rock Creek mine life. Finalize last stages of construction and mill commissioning. Exploration campaign around Rock Creek and at Saddle deposit. Initiatives underway to improve environmental compliance and community engagement.

Galore Creek: Identify an alternative development strategy that allows the project to advance to construction and production. Project review underway with the objective of proceeding to feasibility in 2009. Continue to build on relationship with Tahltan Nation, regulators and local communities to advance project development alternatives.

Ambler: Advance the project and maximize shareholder value. Continue exploration and public consultation. Examine business alternatives that maximize Ambler’s value while allowing NovaGold to focus on its core gold assets. Work closely with Native Alaskan partners to identify project design that fits with local development plans.

NovaGreenPower: Advance Forrest Kerr. Identify and pursue opportunities to diversify NovaGreenPower interests beyond BC and into Alaska. Finalize plans for expanded Forrest Kerr project. Continue negotiations to acquire other renewable energy projects in BC and Alaska. Continue studies to maximize value of Forrest Kerr and other NovaGreenPower assets.

Safety & Sustainability: Publish first NovaGold sustainability report in late 2008 and establish corporate safety and environmental standards. Initiate data collection at projects to begin environmental reporting. Establish corporate standards to be implemented and measured with safety and environment assurance programs at all projects.

Corporate Scorecard

12 NovaGold	Annual Report 2007

Exploration & Development
TRACK RECORD OF RESOURCE IDENTIFICATION AND EXPANSION

Track Record of Resource Growth

NovaGold’s growth and success in creating shareholder value can largely be attributed to our experienced exploration team and our ability to forge collaborative partnerships with Native Alaskan and First Nations groups, local communities, major mining companies and regulators. Our track record in identifying new opportunities and expanding our reserve/resource base is one of the best in the industry. Management recognizes exploration and partnering as our core competencies, and will continue to leverage them for future growth.

Our exploration team is responsible for recognizing and pursuing opportunities that fit NovaGold’s business strategy, and turning these opportunities into world-class deposits through focused exploration campaigns. Our exploration team has consistently expanded the Company’s resource base, most significantly by more than doubling the size of both the Donlin Creek and Galore Creek deposits. At total acquisition and discovery costs of less than $3 per ounce of gold and 2 cents per pound of copper, these discovery rates far surpass industry averages and will continue to be a major catalyst for NovaGold’s growth.

Project Advancement: Reducing Risk & Increasing Value

NovaGold continues to expand its resource base, reduce risk and create value as it advances each project along the development pipeline. Risk is reduced at each phase of development by increasing certainty that a resource will be economically viable and that production can be achieved, adding value by reducing technical, permitting and operating risk as projects advance.

NovaGold’s existing projects are at different stages along the development pipeline. NovaGold’s Donlin Creek project, one of the largest known gold deposits in the world, is in the feasibility stage of development, just prior to the start of permitting. Our most advanced project, Rock Creek, will move into production in 2008. While developing these later-stage projects, NovaGold is further exploring the areas to continue to grow the resource base, a strategy that has historically proven one of the most cost-effective ways to add value for shareholders.

Our portfolio of exploration and advanced-stage projects is balanced by a continual focus on identifying new opportunities and acquiring and developing early-stage properties that can support the Company’s continued growth. In 2007, NovaGold acquired a new portfolio of promising early-stage projects in Alaska and British Columbia.

NovaGold’s early-stage exploration projects fit within our corporate strategy of identifying high-quality, underexplored or undervalued properties with existing resources or the potential for new resources. The exploration and development team continues to identify new opportunities to expand resources and potentially extend production. This continual expansion of our resource base extends the life of each mine and ensures enduring value for shareholders.

Geologists at Galore Creek

Exploration & Development

Annual Report 2007	NovaGold 13

NOVAGOLD’S GROWTH AND SUCCESS IN CREATING SHAREHOLDER VALUE CAN LARGELY BE ATTRIBUTED TO OUR EXPERIENCED EXPLORATION TEAM

Exploration at Ambler

PHASES OF DEVELOPMENT

Discovery. NovaGold’s experienced geologists interpret the geology to uncover deposits of gold and other metals. They methodically map, sample, drill and analyze the rock in their search for high-quality deposits. This stage has the highest technical risk, with exceedingly few prospects successfully moving to the Resource Definition stage.

Resource Definition & Preliminary Assessment. Potential resources are identified through further drilling and analysis. A range of characteristics is modeled to accurately estimate the resource value and characterization of the mineral deposits. At this stage the risks are largely technical, related to the potential size and concentration of metals in the deposit. Projects at this stage are typically valued at approximately 10% to 25% of their value at production, with a wide value range depending on resource expansion potential.

Pre-feasibility. Additional detailed technical analysis provides a clearer picture of the quality, quantity and potential value of the area. Risks at this stage relate to the potential economics of the deposit. Pre-feasibility projects are typically valued at approximately 25% to 50% of their value at production.

Feasibility. Assessments and analyses in economics, engineering and mining processes are like an insurance policy for shareholders. The feasibility study is critical in determining whether revenue generated from the mine will pay back capital and operating costs and generate a positive return for investors. At this stage risks focus on permitting, construction and financing of the deposit. Feasibility-stage projects are typically valued at approximately 50% to 75% of the value of the deposit in production, reflecting the need to raise capital to build the project and the risks related to permitting and construction.

MARKET VALUATION VS. DEVELOPMENT STAGE
Increasing value / decreasing risk

Source: Company research from analyst reports.

Exploration & Development

14 NovaGold	Annual Report 2007

NovaGold’s Holistic Approach
FINANCIAL, SOCIAL & ENVIRONMENTAL

Ten years ago, a small team of geologists laid the foundation for what NovaGold is today, driven by the vision of creating an alternative approach to exploration and development. This vision has evolved into what we now describe as a holistic approach to mining that merges our financial, social and environmental responsibilities. Our holistic approach materialized out of a desire to “do the right thing” environmentally and socially, while steadfastly delivering the financial growth our shareholders and partners expect. With our holistic approach, NovaGold is one of the leaders in the mining industry for responsible and innovative resource development.

The tenets of the NovaGold holistic approach:
1.	We respect Native Alaskan and First Nations groups and encourage continuous collaboration, so that their relationship with the land and the expertise gained from other mining operations adds value to our plans and processes.
2.	We catalyze local and regional economies in the near and long term by identifying and developing resources in a way that considers the long-term impacts and benefits of operations.
3.	We reduce the risk of permitting delays by working closely with the appropriate government agencies and maintaining and nurturing collaborative working relationships with our aboriginal and community partners to identify a responsible, critical path for development.
4.	We provide long-lasting social and economic benefits to the communities in which we operate.

Financial Responsibility
NovaGold has a financial responsibility to all of our shareholders, partners and communities where we operate. We take this responsibility seriously and believe that the best way to achieve financial growth for all of our stakeholders is by operating holistically, using the following rationale:

•	Early engagement and substantive collaboration with partners leads to increased probability of project viability.
•	Avoiding delays in the permitting process reduces time to project profitability.
•	Decreased opposition and litigation preserves capital and human resources for company-building activities.
•	Extensive due diligence identifies more economical ways to recognize, develop and extract resources.
•	Reputation for collaboration and advancement results in exposure to new business opportunities.
•	Identifying and developing unrealized resources fosters growth of local and regional economies.

Social Responsibility
Acceptance and support for mining projects must be earned. We approach local communities before beginning exploration work in any area, informing them of our plans and soliciting feedback. This early-stage involvement results in a collaborative working relationship between NovaGold and its stakeholders.

Our social responsibilities include:

Employment. NovaGold hires locally whenever possible. We provide training programs to develop a skilled pool of employees in the local community, reducing the competition for labor that is so prevalent in the mining industry. These skills can then be applied to other projects after the mine closes, providing long-term sustainable benefits to the community and its members.

Safety & Health. NovaGold’s success depends on having healthy employees and contractors working in a safe environment. We do not differentiate between the safety and health of NovaGold employees and contract employees. NovaGold is working to expand safety standards and practices at both a corporate and project level.

Continuous Engagement. NovaGold believes that the communities in which we operate have significant local knowledge that can add value to our operations. These groups have a long history of living and working on the land and understand the dynamics of the local environment. NovaGold maintains a continuous level of engagement through every stage of the project. We have strong working relationships

NovaGold’s Holistic Approach

Annual Report 2007	NovaGold 15

NOVAGOLD IS A LEADER IN THE MINING INDUSTRY FOR RESPONSIBLE AND INNOVATIVE RESOURCE DEVELOPMENT

Wild muskox above the Rock Creek minesite

with Native Alaskan and First Nations groups at all of our projects, and facilitate regular communications with the regional and local communities through public meetings, consultations, events and NovaGold-generated newsletters.

Respect for Cultural Values. One of the reasons NovaGold has attracted major alliances like Barrick, Teck Cominco and Rio Tinto is because we know, respect and understand the local communities where we explore and develop. Establishing and maintaining good relationships by respecting and celebrating cultural values is a logical and natural way for us to do business. By building strong relationships and local support for the project, we reduce overall project risk and streamline permitting and development.

Sponsorship. NovaGold believes in giving back to the community by prioritizing corporate donations and sponsorships. We actively support development of projects and events focused on education, community and youth programs, safety and health. We also leverage the impact of our donations by partnering with charitable organizations and other mining companies in donation-matching initiatives.

Environmental Responsibility
Mining is an extractive industry that impacts the environment. As a concerned and industry-leading organization, NovaGold’s goal is to constantly evaluate ways to minimize that impact. Part of the way we do this is through effective collaborations with local communities and First Nations and Native Alaskan groups. NovaGold works only in countries with established environmental standards and regulations, which we strive to exceed.

The use of renewable energy is one component of our approach to environmental responsibility. In August 2006, NovaGold acquired a “green power” company, now referred to as NovaGreenPower. NovaGold sees synergies between a mining company and a renewable-energy subsidiary, which we believe can be leveraged to reduce our environmental impact while providing energy for our mines. Forrest Kerr, NovaGreenPower’s most advanced run-of-river hydroelectric project, qualified as a green power project under BC Hydro’s Green Power Initiative in 2003 and could provide clean energy to the British Columbia power grid for generations to come.

NovaGold’s Holistic Approach

16 NovaGold	Annual Report 2007

GALORE CREEK: A HOLISTIC APPROACH TO MINING

Collaboration between NovaGold, the Tahltan Nation & the BC Government

NovaGold’s vision is to create superior shareholder value by safely exploring, developing, operating and sustaining projects in a manner that benefits all shareholders, partners, local communities and NovaGold employees, while respecting the environment. Sustainable, responsible mining is integral to the way we do business at NovaGold. Our success as an operating company depends on our ability to consider the financial, social and environmental impacts of every decision we make. NovaGold’s approach to developing Galore Creek demonstrates our dedication to operating holistically. We have created this case study to illustrate what it means to holistically develop a project.

PERMITTING Early community engagement streamlined approval and permitting	CONTINUOUS ENGAGEMENT Frequently communicate with Tahltan leadership and community in a participative context

Environmental Assessment (EA) approval granted within 180 days, six to nine times faster than industry average	Quarterly meetings with Tahltan Human Resources Committee

NovaGold initiated Community Referendum and received 85% Tahltan approval	NovaGold hired a Community Coordinator of Tahltan ancestry to facilitate interaction between NovaGold management, Tahltan Central Council and Tahltan communities

Comprehensive Participation Agreement signed prior to EA submission	Newsletters ensure regular communication to communities

No lawsuits, NGO action or environmental opposition	Quarterly meetings with Tahltan Environmental Performance Committee

FINANCIAL
SOCIAL
ENVIRONMENTAL

Galore Creek: A Holistic Approach to Mining

Annual Report 2007	NovaGold 17

ROAD Altered road alignment away from the lower Stikine / Iskut River	EMPLOYMENT Focused on training and job opportunities for Tahtlan members in the near and long term

Increased protective measures for fish, a major economic community resource	Connected Tahltan with service providers resulting in $100M+ in contracts for the community

Issue identification and resolution emerged from Tahltan traditional knowledge	Improved skill sets of local workers through training and hiring locally when possible

Decreased potential impact on wildlife and aquatic life	Created a Tahltan database enabling employers to find available employees

RTEC formed as a 50/50 JV between Rescan and the Tahltan, resulting in the Tahltan being significantly involved in environmental and archaeological field studies and monitoring

NORTHWEST TRANSMISSION LINE Successful negotiation between NovaGold, Teck Cominco and BCTC/BC Hydro to extend power grid	RESPECT FOR CULTURAL VALUES Respected Tahltan heritage and looked for opportunities to celebrate Tahltan culture

Low-cost power source for Galore Creek	Tahltan Heritage Trust Fund provided by NovaGold for Tahltan Central Council to disburse, rather than pre-determining the disbursement of funds

Will extend BC power grid 150 km closer to Tahltan communities	NovaGold participates in and encourages the recognition of Tahltan Day, an annual celebration of Tahltan traditions and culture

Renewable power source for Galore Creek and northwest BC communities	Organized a Tahltan camp blessing and naming ceremony, to safeguard Galore Creek workers

CONCENTRATE PIPELINE Transport concentrate in a pipeline rather than by truck

Likely to prove more economical in long term

Issue identification and resolution emerged from Tahltan traditional knowledge

Replaced fleet of 50 trucks, decreasing CO 2 emissions and the potential for spills and pollution, animal fatalities and dust

Galore Creek: A Holistic Approach to Mining

18 NovaGold	Annual Report 2007

Donlin Creek
ADVANCING ONE OF THE WORLD’S LARGEST UNDEVELOPED GOLD DEPOSITS TO FEASIBILITY

As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over one million ounces of gold annually, making it a true world-class asset. Under lease from two Native Alaskan Corporations, Calista Corporation and The Kuskokwim Corporation, the 10,900 hectare (27,000 acre) property is located 19 kilometers (12 miles) north of commercial barge access on the Kuskokwim River in the historic Kuskokwim Gold Belt of southwest Alaska. Calista can acquire up to a 15% interest in the project by making pro-rata share payments of the project’s capital costs. Donlin Creek is managed by a new limited-liability company, the Donlin Creek LLC, which is jointly owned by NovaGold and Barrick Gold Corporation on a 50/50 basis.

2007 Achievements

  Increased measured and indicated resources by 77% to 29.4 million ounces
  70,000 meters (230,000 feet) of infill drilling
  Resolved ownership and settled all litigation with Barrick, resulting in a productive 50/50 alliance

2008 Milestones

  Resource update with remaining 20,000 meters (65,000 feet) of 2007 drilling
  21,000-meter (68,900 feet) expansion drilling campaign with the objective of identifying additional resources in the East Acma target area
  Continue to explore district with the objective of identifying additional high-grade resources and potentially non-refractory ore to incorporate into the mine plan
  Continue to review project design, including the use of renewable power and the potential to increase throughput and expand production
  Identify optimal project design and complete studies required to advance the project to feasibility and permitting

In September 2006, NovaGold released a Preliminary Economic Assessment of the Donlin Creek project, completed by SRK Consulting (US), Inc. The SRK study confirmed the economics of a conventional open-pit mining operation at a production rate of 60,000 tonnes per day.

14.7M ozs Gold Measured & Indicated	1.7M ozs Gold Inferred

Represents NovaGold’s 50% share

MAJOR PROJECT MILESTONES Increasing value / decreasing risk

Donlin Creek

Annual Report 2007	NovaGold 19

Production was estimated to average 1.4 million ounces of gold per year over the 22-year life of the project and 1.9 million ounces per year for the first seven years of production, at cash costs in the lower third of global producers. NovaGold recognizes that this information is outdated, and is working with Barrick to complete a feasibility study that will update the economic and production estimates for Donlin Creek.

Barrick completed substantial drilling and engineering studies on the project in 2006 and 2007. In November 2007, NovaGold and Barrick renegotiated the terms of the joint venture agreement and created the Donlin Creek LLC, a new 50/50 jointly owned limited-liability company. The Donlin Creek LLC is completing a series of optimization studies for power, logistics, processing and production levels with the objective of identifying the optimal design plan, including the potential to significantly increase throughput and expand the project. NovaGold anticipates having updated economics and a go-forward plan for the project in the second half of 2008, allowing for the start of the permitting process.

The Donlin Creek LLC has a board of four directors, consisting of two nominees selected by each company. As a result, all significant decisions related to Donlin Creek will require the approval of both NovaGold and Barrick. Doug Nicholson, VP, NovaGold Alaska, will serve as General Manager of the Donlin Creek project until December 31, 2009.

Exploration
Since acquiring an interest in the Donlin Creek project in 2001, NovaGold’s exploration team has more than doubled the size of the project’s resource base. Barrick drilled 92,000 meters (301,850 feet) at Donlin Creek in 2006 and over 70,000 meters in 2007, achieving the goal of significantly expanding the measured and indicated resource base.

Composite drill holes averaged 67 meters (220 feet) of mineralization grading 3.61 g/t gold. Since the current resource is contained within only a small portion of the overall property, NovaGold believes there is considerable potential to expand the gold resource at Donlin Creek. Numerous other targets have been identified along the 8-kilometer-long (5 mile) mineralized gold trend, defined by surface sampling and various historical drill holes containing significant gold values. Although not currently included in the project resource inventory, these targets remain highly prospective for future discovery.

The 2008 exploration program will focus on expanding the resource along the structural projection of mineralized intrusive intersections within the Donlin anticline, which hosts the majority of the Donlin Creek resources. The initial 21,000- meter campaign has been designed to rapidly determine the limits of mineralization in the East Acma area, and will support facility and infrastructure planning for the Donlin Creek feasibility study. The Donlin Creek LLC is considering an additional 50,000 meters (164,000 feet) of infill drilling to further delineate mineralization at the north end of the mineralized system, where strong geochemical and geophysical anomalies indicate the presence of non-refractory gold mineralization with considerable exploration potential.

DONLIN CREEK: LARGEST UNDEVELOPED GOLD DEPOSIT IN THE AMERICAS

Source: Respective public filings as of March 2008.
Note: Measured and indicated resources are inclusive of proven and probable reserves.
See “Cautionary Note Concerning Reserve & Resource Estimates”.
(1) Represents 100% of Donlin Creek resources.
(2) Not NI 43-101 compliant, assumed inferred.

Donlin Creek

20 NovaGold	Annual Report 2007

Nome Operations
NOVAGOLD’S FIRST PRODUCING MINE

Nome Operations comprises three projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold. NovaGold holds title to mining claims covering approximately 5,700 hectares (14,000 acres), with additional real estate bringing NovaGold’s total land package to approximately 13,750 hectares (34,000 acres). With an original acquisition price of just over $5 million, Nome Operations has consistently contributed $1 to $3 million in annual cash flow from its sand-and-gravel and land business.

2007 Achievements

  Significant construction progress, though staffing and equipment constraints and unexpectedly harsh weather delayed the project
  Successfully defended permit challenges in court
  Completed over 10,000 meters (32,800 feet) of expansion and exploration drilling, as well as soil sampling and mapping to identify new exploration targets for 2008

2008 Milestones

  Production at Rock Creek, transitioning NovaGold from explorer to producer and bringing over $25 million in free cash flow to the Company in 2008
  Additional exploration at the Saddle deposit to convert the historical 260,000-ounce resource to an NI 43-101 compliant resource
  Exploration of previously identified rock and geochemical anomalies to identify additional deposits that can augment the Rock Creek mill feed
  Update the mine plan using recent gold prices and incorporating additional resources, with the goal of extending the Rock Creek mine life

Rock Creek and Big Hurrah

The Rock Creek and Big Hurrah projects are the first modern, open-pit “hardrock” mines on the Seward Peninsula. The Rock Creek mine is designed as a 7,000 tonnes-per-day conventional open-pit year-round operation, expected to produce approximately 100,000 ounces of gold per year at estimated total cash costs around the mid-range of global producers.

1.8M ozs Gold Measured & Indicated 0.3M ozs Gold Inferred	0.5M ozs Gold Probable Reserves

Represents NovaGold’s 100% share

MAJOR PROJECT MILESTONES Increasing value / decreasing risk

Nome Operations

Annual Report 2007	NovaGold 21

The project will employ approximately 160 skilled workers to handle operations at the mine and mill complex. Currently, 60% of the employee base is from Nome and other local villages, bringing significant benefits to local communities through direct employment and training opportunities as well as service-related businesses.

Located only 12 kilometers (7 miles) from the town of Nome, Rock Creek sits along the Bering Sea on the southern shore of the Seward Peninsula. Nome has a relatively dry climate, easily accessible terrain and some of the best infrastructure in the State of Alaska, with roads providing year-round access to the Rock Creek property.

Nome Gold Project
Over the last 100 years, the Nome alluvial deposits have produced nearly five million ounces of gold from shallow sand-and-gravel deposits, with an additional five million ounces of alluvial production from other areas on the Seward Peninsula.

NovaGold completed work on an economic evaluation of the project in 2007 to assess the viability of restarting alluvial gold production at the Nome Gold property, which would result in a combined gold and aggregate production facility. NovaGold will continue to assess the project to consider the inclusion of the Nome Gold resource in the updated Rock Creek mine plan.

Nome Sand-and-Gravel Operations
Since 1999, the Company has generated modest cash flow from sand-and-gravel aggregate sales taken from existing stockpiles of material that were the by-product of historical mining operations. The expansion of this business into higher value-added products will be evaluated.

Exploration
Management is confident that additional resources will be discovered and developed in the Nome district, considerably extending the planned life of the project.

NovaGold’s exploration team completed over 10,000 meters (32,800 feet) of reverse-circulation drilling in 2007, focused on exploration leases around the Rock Creek mine area, the Mt. Distin lease area, adjacent State claims and the Big Hurrah exploration area. Drilling around the pit margin at Rock Creek showed positive results, and the evaluation is ongoing. In addition, five holes drilled 800 meters (2,600 feet) northwest of the Rock Creek mine hit significant gold mineralization. More drilling is planned to determine the quality of this resource.

The 2008 exploration program for Nome Operations includes 5,000 meters (16,400 feet) of drilling at the Saddle deposit to better model the resource, with an additional 1,750 meters (5,750 feet) of reverse-circulation drilling at the Big Hurrah deposit. The exploration team will also drill over 4,000 meters (13,125 feet) on other rock and geochemical anomalies in the Rock Creek area to evaluate their potential as gold deposits to feed into the Rock Creek mill, and will execute a focused trenching, mapping and sampling campaign on various prospect areas near Rock Creek and Big Hurrah.

Nome Operations

22 NovaGold	Annual Report 2007

Galore Creek
COMPREHENSIVE REVIEW PROCESS UNDERWAY

Galore Creek is one of the largest, and highest-grade, undeveloped porphyry-related copper-gold-silver deposits in North America. The 87,000 hectare (215,000 acre) property is located within the historic Stikine Gold Belt of northwest British Columbia, approximately 70 kilometers (43 miles) west of Highway 37 and 150 kilometers (93 miles) northeast of Stewart, a year-round concentrate shipping port. NovaGold and Teck Cominco each hold a 50% interest in the project, with the Galore Creek Mining Corporation (“GCMC”) directing all aspects of project development.

2007 Achievements

  Received Environmental Assessment Certificate approval
  Updated resource estimate based on 2006 drilling
  Increased measured and indicated resources by 20% for copper, 12% for gold and 21% for silver
  Increased inferred resources by 32% for copper, 23% for gold and 33% for silver
  Negotiated contracts for infrastructure construction
  Exercised option to purchase a 100% interest in the main Galore Creek claims
  Finalized initial construction financing
  Received federal and provincial authorizations and approved construction
  Negotiated favorable partnership with Teck Cominco to support project development
  Initiated implementation of Participation Agreement with Tahltan Nation
  Purchased the adjoining Grace claims from Pioneer Metals
  Completed significant work on the access road, tunnel and camp infrastructure
  Completed 15,000 meters (49,200 feet) of follow-up and exploration drilling

2008 Milestones

  Continue engineering and optimization studies with the goal of identifying an alternative development strategy in 2008 and proceeding to feasibility
  Maintain strong relationship and open dialogue with the Tahltan Nation and government regulators
4.5B lbs Copper Measured & Indicated	2.1B lbs Copper Inferred

3.6M ozs Gold Measured & Indicated	2.7M ozs Gold Inferred

61.6M ozs Silver Measured & Indicated	44.0M ozs Silver Inferred

Represents NovaGold’s 50% share

MAJOR PROJECT MILESTONES Increasing value / decreasing risk

Galore Creek

Annual Report 2007	NovaGold 23

Following receipt of the Environmental Assessment Certificate in February 2007, the permitting process for Galore Creek progressed smoothly. NovaGold’s Board of Directors approved the start of construction on June 5, after receiving federal and provincial authorizations, and Galore Creek construction proceeded well through the first season. The construction team completed six camps and other support infrastructure, and made significant progress on the access road, bridges and tunnel.

On November 26, NovaGold and Teck Cominco suspended construction activities at Galore Creek after a detailed engineering review of the project indicated substantially higher capital costs and a longer construction schedule than anticipated in the 2006 feasibility study.

NovaGold and Teck Cominco continue to view the property as a substantial resource and have initiated a comprehensive review to evaluate alternative development strategies with the goal of identifying a viable development plan that brings value to shareholders, the Tahltan Nation and local communities. The partners have appointed a highly experienced senior management team to lead the Galore Creek project through the next phase of evaluation and optimization, and expect to have a go-forward plan for the project in 2008.

Since NovaGold initiated work on the Galore Creek project in 2003, the project has received a high level of support from the local community, First Nations groups and the BC and Alaska Governments. In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation, ensuring collaboration between both parties for mine planning, mine operation and environmental protection. The Tahltan Nation and the BC Government remain very supportive and continue to be involved in project care and maintenance during the current review and optimization period.

Exploration
The 2006 drilling program at Galore Creek resulted in significant expansion to the project’s copper, gold and silver resources, particularly in the Bountiful, Highwall and West Fork target areas. The 2007 drilling program for Galore Creek completed 15,000 meters of follow-up and exploration drilling. Exploration of high-grade resources at Copper Canyon in 2007 exceeded earn-in commitments, allowing NovaGold to assume 60% of the project.

Since acquiring Galore Creek in 2003, NovaGold’s exploration team has more than tripled the size of the project’s resource base. With 1,250 million tonnes of resources and a number of untested targets, there remains considerable potential to increase the resource base at the project. GCMC will consider additional exploration on the property as part of the overall project review.

GALORE CREEK RANKS AMONG THE WORLD’S LARGEST UNDEVELOPED COPPER-GOLD DEPOSITS

Source: Respective public filings as of March 2008. Projects listed with primary metal as copper and ranked by total copper resources. Note: Measured and indicated resources are inclusive of proven and probable reserves. See “Cautionary Note Concerning Reserve & Resource Estimates”.
1) Represents 100% of Oyu Tolgoi property and 100% of adjoining Shivee Property (Ivanhoe/Entrée joint venture). Resource estimates from Ivanhoe Mines.
2) Represents 100% of Galore Creek and 60% of Copper Canyon resources. Resource estimate updated as of January 2008.

Galore Creek

24 NovaGold	Annual Report 2007

Ambler
PRELIMINARY ECONOMIC ASSESSMENT IN PROGRESS

The Ambler property comprises 14,000 hectares (35,000 acres) of patented and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. Arctic is the most advanced deposit, located approximately 290 kilometers (180 miles) southeast of Red Dog mine, the world’s largest zinc mine. Ambler is an ideal fit with NovaGold’s corporate exploration strategy of acquiring high-quality, precious-metal-rich mineral districts where existing resources can be expanded by well-executed exploration programs.

2007 Highlights

  Completed nearly 3,000 meters (9,850 feet) of drilling
  Completed an NI 43-101 compliant resource estimate
  Initiated economic and scoping studies

2008 Milestones

  Continue exploration in the district, with 3,000 meters budgeted
  Initiate public consultation and community engagement for project development
  Continue optimization studies and baseline environment and social studies
  Evaluate business alternatives to maximize the value of the project for NovaGold shareholders

The Arctic deposit ranks among the largest and richest VMS deposits in the world, based on both total in situ metal value and value per tonne. An NI 43-101 compliant resource estimate completed in 2007 confirmed the Ambler project as one of the world’s largest undeveloped copper-zinc VMS deposits, with very high grades and significant precious metal credits. On an equivalent metal basis, the average metal content exceeds 8% copper equivalent.

VMS deposits generally form in clusters, and the Ambler district is no exception. Besides Arctic, the district contains a number of other smaller deposits. The Ambler VMS belt has been largely unexplored since the early 1980s, and NovaGold feels there is excellent potential to expand the existing resources at the Arctic deposit, locate new high-quality resources in nearby areas and identify new exploration targets along the 40 kilometers (25 miles) of favorable volcanic-sedimentary stratigraphy in the district.

784.5M lbs Copper Indicated	477.8M lbs Copper Inferred

1.1B ozs Gold Indicated	669.7M lbs Zinc Inferred

0.2M ozs Gold Indicated	0.1M ozs Gold Inferred

16.5M ozs Silver Indicated	9.5M ozs Silver Inferred

Represents NovaGold’s 51% share

MAJOR PROJECT MILESTONES Increasing value / decreasing risk

Ambler

Annual Report 2007	NovaGold 25

Both the State of Alaska and the Northwest Alaskan Native Association are looking for opportunities that provide long- term sustainable development for their lands. Rio Tinto joined with NovaGold to develop the Ambler project specifically because of NovaGold’s success working with local communities, Native Alaskan Corporations and State and Federal Government agencies.

NovaGold can earn a 51% interest in Ambler according to the terms of an agreement with subsidiaries of Rio Tinto. NovaGold is completing various scoping studies to evaluate the potential of the deposit.

Exploration
NovaGold’s exploration team completed nearly 3,000 meters of core drilling in five holes at Ambler in 2007. Two exploration holes identified the existence of a deeper fold structure containing the same stratigraphy as the Arctic massive sulfide deposit. These drill results outline an area of approximately 4.5 square kilometers of productive stratigraphy within drill depth below and adjacent to the Arctic deposit, indicating that significant exploration potential remains for further expansion. NovaGold has budgeted for 3,000 meters of follow-up drilling in 2008 to help determine the optimal drill spacing for pre-feasibility infill drilling.

AMBLER RANKS AMONG THE WORLD’S LARGEST
UNDEVELOPED COPPER-ZINC DEPOSITS

Source: Metals Economics Group and NovaGold. Projects listed with primary metal as copper and ranked by total copper resources.
Note: Includes Measured and indicated resources, and inferred resources. See “Cautionary Note Concerning Reserve & Resource Estimates”.

Ambler

26 NovaGold	Annual Report 2007

NovaGreenPower
PROVIDING NEW BUSINESS OPPORTUNITIES

A wholly-owned subsidiary of NovaGold, NovaGreenPower holds a portfolio of run-of-river hydroelectric projects in northwest British Columbia. Hydroelectric projects offer a long-term, low-cost power solution for NovaGold’s mining projects, and follow NovaGold’s holistic approach by minimizing environmental impacts and creating long-term sustainability for local communities. Using hydroelectric power also reduces exposure to rising fuel prices and the risk of fuel spills. Since every mine requires power, and power projects have similar risks and challenges to mining projects, the in-house expertise of the NovaGreenPower team provides significant value to NovaGold’s mining projects.

Current NovaGreenPower projects are located in Tahltan traditional territories, an area where NovaGold has fostered strong relationships with First Nations groups and local communities over many years. NovaGreenPower is considering investing in renewable energy projects in Alaska and is also working with the Tahltan Nation to foster the development of a partnership that would jointly identify other renewable opportunities within Tahltan traditional territories. The Tahltan Nation supports developing the hydroelectric potential of its traditional territories. Surrounding communities currently use diesel generators to obtain electricity. Run-of-river hydroelectric power offers a renewable power source with minimal environmental impacts, and the projects offer considerable social benefits, including construction and long-term employment opportunities for First Nations and local communities.

Forrest Kerr is the most advanced of the NovaGreenPower assets. The project is envisioned as a run-of-river hydroelectric facility that diverts water from the Iskut River through a 3.2 -kilometer-long (2 mile) tunnel to an underground powerhouse. An updated feasibility study for the project was completed in April 2008 to determine the design and economics of an expanded project, increasing its power potential from 115 MW to 195 MW. Under the proposed new design, the project would produce enough electricity annually for approximately 90,000 homes. As a run-of-river project, maximum energy production would occur during the summer months with minimum generation in the winter months, following natural fluctuations in the river flows.

NovaGreenPower is investigating strategic alternatives for the Forrest Kerr project, including potential partners, and intends to bid some or all of the project’s energy into the upcoming BC Hydro call for clean power, scheduled to be initiated later this year. The BC Hydro call for clean power will be a competitive process, and NovaGreenPower believes the Forrest Kerr project will compare favorably with other BC projects of a similar size and scale.

Due to its location and design, Forrest Kerr will have minimal environmental impacts on aquatic and terrestrial habitats. Environmental authorizations and permits for the original 115 MW project were issued in 2003. Once all necessary studies are completed, NovaGold plans to apply to amend the permits for the expanded facility, and will work with the Tahltan Nation to update the existing participation agreement.

NovaGreenPower’s McLymont Creek project is a run-of-river hydroelectric facility that could generate an estimated 50 to 60 MW of power annually. The project is located on McLymont Creek, a tributary to the Iskut River, approximately 10 kilometers (6 miles) downstream of the Forrest Kerr project. NovaGreenPower will update pre-feasibility work on the McClymont Creek project in 2008 and commence detailed environmental studies. If the studies indicate a viable project, NovaGreenPower may also submit McClymont Creek into the upcoming BC Hydro call for clean power.

NovaGreenPower

Annual Report 2007	NovaGold 27

Mineral Resources
INCREASING CONFIDENCE THAT THE RESOURCE CAN BE EXTRACTED AND ECONOMICALLY MINED

Mineral Resource
A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An Inferred Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geologic and grade continuity to be reasonably assumed.

A Measured Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geologic and grade continuity.

Mineral Reserve
A Mineral Reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A Probable Reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

NovaGreenPower

28 NovaGold	Annual Report 2007

Reserve / Resource Table

Reserves
PROPERTY	RESOURCE	TONNES	IN SITU GRADE
% OWNERSHIP	CATEGORY	MILLIONS	Au g/t	Ag g/t	Cu %	Zn %	Pb %
Rock Creek 0.6 g/t Cutoff	Probable	7.8	1.30
100% Ownership
Big Hurrah 1.33 g/t Cutoff	Probable	1.2	4.82
100% Ownership
TOTAL PROBABLE RESERVES		9.0	1.76
Resources
PROPERTY	RESOURCE	TONNES	IN SITU GRADE
% OWNERSHIP	CATEGORY	MILLIONS	Au g/t	Ag g/t	Cu %	Zn %	Pb %
Donlin Creek (1)(2) approx. 0.8 g/t Cutoff	Measured	4.3	2.73
50% Ownership - 50% Owned by Barrick Gold Corporation	Indicated	367.4	2.46
	Total M&I	371.7	2.46
	Inferred	46.5	2.31
Galore Creek (1)(3) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52
50% Ownership - 50% Owned By Teck Cominco Limited	Indicated	781.0	0.29	4.88	0.52
	Total M&I	785.7	0.29	4.87	0.52
	Inferred	357.7	0.18	3.69	0.36
Copper Canyon (1)(4)(5) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	522.5	0.29	4.79	0.35
Rock Creek (1) 0.6 g/t Cutoff	Measured
100% Ownership	Indicated	4.6	1.16
	Total M&I	4.6	1.16
	Inferred	2.0	1.08
Big Hurrah (1) 1.0 g/t Cutoff	Measured
100% Ownership	Indicated	0.9	2.68
	Total M&I	0.9	2.68
	Inferred	0.2	2.97
Saddle (6) 1.0 g/t Cutoff	Historical	3.6	2.23
100% Ownership	Total Historical	3.6	2.23
		m3	g/m3
Nome Gold (1)(7) 0.20 g/m3 Cutoff	Measured	79.1	0.32
100% Ownership	Indicated	83.8	0.28
	Total M&I	162.9	0.30
	Inferred	30.6	0.27
Ambler (1)(8) $100 Gross Metal Value / Tonne Cutoff	Measured
Earning 51% from Rio Tinto	Indicated	16.8	0.83	59.63	4.14	6.03	0.94
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94
	Inferred	11.9	0.67	48.37	3.56	4.99	0.80
Shotgun (6) 0.5 g/t Cutoff	Historical	32.8	0.93
50% Ownership	Total Historical	32.8	0.93
TOTAL PROBABLE RESERVES CONTAINED METAL
TOTAL MEASURED & INDICATED CONTAINED METAL (EXCLUSIVE OF RESERVES)
TOTAL INFERRED CONTAINED METAL
TOTAL HISTORICAL CONTAINED METAL

Reserve / Resource Table

Annual Report 2007	NovaGold 29

Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb) (1)
As at February 25, 2008

TOTAL CONTAINED METAL					NOVAGOLD SHARE NET AFTER EARN-INS
Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb
0.32					0.32		0.32

0.19					0.19		0.19

0.51					0.51		0.51

TOTAL CONTAINED METAL					NOVAGOLD SHARE NET AFTER EARN-INS
Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb
0.38					0.19		0.19
29.00					14.50		14.50
29.38					14.69		14.69
3.46					1.73		1.73
0.06	0.67	54.1			0.03	0.34	0.04	27.0
7.21	122.42	8,872.3			3.61	61.21	4.64	4,436.1
7.27	123.09	8,926.3			3.64	61.55	4.68	4,463.2
2.06	42.49	2,858.3			1.03	21.24	1.39	1,429.1
2.86	37.91	1,160.0			1.72	22.75	2.10	696.0

4.92	80.40	4,018.3			2.74	43.99	3.49	2,125.1

0.17					0.17		0.17
0.17					0.17		0.17
0.07					0.07		0.07

0.08					0.08		0.08
0.08					0.08		0.08
0.02					0.02		0.02
0.26					0.26		0.26
0.26					0.26		0.26

0.80					0.80		0.80
0.76					0.76		0.76
1.56					1.56		1.56
0.25					0.25		0.25

0.45	32.29	1,538.2	2,237.1	350.3	0.23	16.47	0.51	784.49	1,140.94	178.64
0.45	32.29	1,538.2	2,237.1	350.3	0.23	16.47	0.51	784.49	1,140.94	178.64
0.26	18.57	936.9	1,313.1	210.0	0.13	9.47	0.29	477.83	669.67	107.07
0.98					0.49		0.49
0.98					0.49		0.49
0.51					0.51		0.51
38.91	155.38	10,464.56	2,237.1	350.3	20.37	78.01	21.69	5,247.66	1,140.94	178.64
8.98	98.97	4,955.21	1,313.1	210.0	4.95	53.46	5.85	2,602.97	669.67	107.07
1.24					0.75		0.75

Reserve / Resource Table

30 NovaGold	Annual Report 2007

Resource Footnotes & Cautionary Notes

Notes:
1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).

Resource Footnotes
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Reserve & Resource Estimates”.
(2) A variable cutoff grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties, rather than gold grade alone. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$650/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$1.57/t mined; process cost is calculated as the percent sulfur grade x US$2.09 + US$10.91; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . Blocks with a cost margin of US$0.01/t or higher above the variable cutoff were reported. Waste blocks within the open-pit shell surrounded by blocks above cutoff are included in resource estimate. Blocks above cutoff within the open-pit shell surrounded by blocks of waste are excluded from the resource estimate.
(3) The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue / 2204.62 / US$1.55 / Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, • Au US$/oz = 650, • Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery) and is used for break-even mill feed/waste selection.
(4) Subject to an earn-in agreement with Copper Canyon Resources Ltd.
(5) The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Copper equivalent calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t - 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%.
(6) These estimates include historical resources that are not NI 43-101 compliant. Technical reports describing these resources can be found on SEDAR (www.sedar.com). The historical resource for the Saddle deposit was completed by the Alaska Gold Company in 2000 and the historical resource for Shotgun was completed by Qualified Persons Phil St. George and Robert Prevost, of NovaGold Resources Inc., in 1998. Although believed by NovaGold management to be relevant and reliable, these historical resources pre-date NI 43-101 and because their compliance to NI 43-101 procedures has not been ascertained, they are not NI 43-101 resources. Historical resources were completed prior to the February 2001 adoption of NI 43-101. See “Cautionary Note Concerning Reserve & Resource Estimates.”

(7) Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/ tonne. 85,000 ounces contained within the reported resources may be subject to a royalty.
(8) Subject to an earn-in agreement with Rio Tinto.

Cautionary Note Concerning Reserve & Resource Estimates
This summary table uses the term “probable reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineralization classified as “reserves” under Canadian standards may not qualify as reserves under SEC standards. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Resources for the Company’s Saddle and Shotgun deposits are such historical estimates.

Qualified Persons

Galore Creek	Kevin Francis, P.Geo, NovaGold Resources Inc.
Copper Canyon	James Gray, P.Eng., GR Technical Services Ltd. Robert Morris, P.Geo, Hatch Ltd. G.H. Giroux, P.Eng., Giroux Consultants Ltd.
Rock Creek	Sean Ennis, P.Eng., Norwest Corporation
Big Hurrah	Sean Ennis, P.Eng., Norwest Corporation
Saddle	Historical resource
Nome Gold	Bruce Davis, Ph.D., FAusIMM, Norwest Corporation Robert Sim, P.Geo., Norwest Corporation
Donlin Creek	Kevin Francis, P.Geo., NovaGold Resources Inc. Stan Dodd, P.Geo., NovaGold Resources Inc. Gordon Doerksen, P.E. SRK Consulting (US), Inc.
Ambler	Russ White, P.Geo., SRK Consulting
Shotgun	Historical resource

Resource Footnotes & Cautionary Notes

Annual Report 2007	NovaGold 31

Corporate Policies

Environmental Policy Statement
NovaGold recognizes environmental management as a corporate priority. NovaGold employees care about preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities.

In adopting the following Statement of Principles throughout all stages of exploration, development, mining and closure, NovaGold intends to set and maintain standards of excellence for environmental performance at all its operations.

  NovaGold will communicate its commitment to excellence in environmental performance to its subsidiaries, employees, contractors, other agents and the communities in which it operates.
  All new activities and operations will be managed to ensure compliance with applicable laws and regulations. In the absence of regulation, best management practices will be applied to minimize environmental risk.
  Remediation and mitigation of historical mining impacts on properties acquired by NovaGold will be managed through the cooperative involvement of NovaGold with previous owners, government agencies and the community.
  To achieve its commitment to environmental excellence, NovaGold will use an environmental management system that ensures prioritization, planning, implementation, monitoring and honest reporting.
  NovaGold will strive to minimize releases to the air, land or water and will ensure appropriate treatment and disposal of waste.
  NovaGold will allocate the necessary resources to meet its reclamation and environmental obligations.
  NovaGold will continuously seek opportunities to improve its environmental performance through adherence to these principles.
  NovaGold will regularly report progress to its employees, shareholders and the communities in which it operates.

Social License & Sustainable Development Statement
NovaGold is committed to responsible mining, protection of human life, health and the environment, and to adding value to the communities in which it operates. NovaGold believes that mines can be developed in ways that minimize environmental impacts while benefiting shareholders and local communities.

NovaGold is committed to the principles of sustainable development, including:

  Conservation and preservation of natural resources and of the environment.
  Equitable sharing of the benefits of economic activity.
  Enhancement of the well-being of people.

NovaGold’s objective is to provide increased returns to its shareholders while creating wealth for a wider set of stakeholders through the fulfillment of its social responsibilities. The Company believes this approach will result in enhanced strategic opportunities in the regions in which it operates and reduced project development risk.

NovaGold will:

  Train its people and provide the resources to meet its social objectives.
  Respect the social, economic and cultural rights of local and indigenous people.
  Apply best industry practices and techniques to its operations.
  Adopt policies, standards and operating practices that ensure ongoing improvement.
  Share its success by partnering with stakeholders in community development programs.
  Assess performance against its policies and standards.
  Strive to communicate with communities, stakeholders and shareholders in an accurate, transparent and open manner.

NovaGold will strive to maintain the actions and conduct of every NovaGold employee and contractor on this basis to achieve the highest standards.

Health and Safety Policy
NovaGold is committed to the safety, health and welfare of our employees and their families, our contractors and our visitors (collectively, “team members”), as well as the safety and well-being of the communities in which we work.

NovaGold’s management is committed to providing leadership in health and safety. All team members will take accountability for their personal safety and the safety of others working around them.

NovaGold will create a corporate culture that promotes safe work practices through individual and group employee motivation, safety achievement rewards and safety performance recognition both in the workplace and in our local communities.

To achieve our health and safety objective, NovaGold will:

  Provide team members with the necessary training, guidance, direction and knowledge to safely perform their tasks.
  Require that team members continuously demonstrate the skills and competence essential for their safety and the safety of others.
  Support and encourage the efforts of team members to gain the knowledge and skills to continue to promote a safe and healthy life beyond the workplace.
  Identify risks and hazards for every task and eliminate, isolate or mitigate the risks and hazards that could result in injury to team members or harm to the environment and local communities.
  Continuously seek improvements in policies and procedures to further lower risk and eliminate hazards through team member communication and feedback, motivation, reward and recognition, health and safety system reviews, and incorporating new technology, techniques and processes.
  Maintain and test emergency response plans to minimize the impacts of unforeseen events.

Corporate Policies

Access tunnel at Galore Creek

MANAGEMENT’S DISCUSSION & ANALYSIS

34	DESCRIPTION OF BUSINESS

36	RESULTS OF OPERATIONS

40	OUTLOOK

FINANCIAL REPORTING

46	MANAGEMENT’S REPORT

48	INDEPENDENT AUDITORS’ REPORT

50	BALANCE SHEETS

51	STATEMENTS OF OPERATIONS AND DEFICIT

53	STATEMENTS OF CASH FLOWS

54	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34 NovaGold	Annual Report 2007

Management’s Discussion & Analysis

GENERAL
This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or the “Company”) is dated February 28, 2008 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2007 compared to the previous year. As at February 28, 2008, the Company has 105 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 2007 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

DESCRIPTION OF BUSINESS
NovaGold is a natural resource company engaged in the exploration and development of gold and copper properties in North America. The Company has a portfolio of exploration properties located in Alaska and British Columbia. The Company is also advancing its projects from exploration and development stage to construction. Construction of the Rock Creek mine, located in Nome, Alaska, continued through 2007 and is anticipated to be completed in mid-2008. Construction of the Galore Creek project was suspended at the end of 2007 as a result of cost increases, as more fully described below.

Three of the Company’s projects are being advanced with major mining companies. The Donlin Creek project is held by a newly created limited liability company which is owned equally by NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership which is owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc.

Donlin Creek
Donlin Creek is an advanced stage exploration project and is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 372 million tonnes containing 29.4 million ounces of gold and additional inferred resources of 47 million tonnes containing 3.5 million ounces of gold. Located in Southwestern Alaska, the property is under lease from Calista Corporation and The Kuskokwim Corporation, two Alaska Native corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. As owner of the subsurface rights of the property Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the pro rata share of the project capitalized costs incurred on the project to that date. The surface use agreement with The Kuskokwim Corporation gives the Company the right to explore for and develop valuable minerals found pursuant to the Calista lease. The surface use agreement requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee, based on 10% of the fair market value of the exclusive use area, for any areas designated as exclusive use areas.

On December 1, 2007, the Company entered into an agreement with Barrick that provided for the conversion of the Donlin Creek joint venture into a new limited liability company, the Donlin Creek LLC, jointly owned by NovaGold and Barrick on a 50/50 basis. As part of the Donlin Creek LLC, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50 percent of Barrick’s approximately US$129.6 million of expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement will be made by paying the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$52.1 million will bear interest and be paid out of future mine production cash flow. The Company is currently evaluating the accounting for this agreement in its financial statements and will report on this in its consolidated financial statements for the quarter ending February 29, 2008.

Nome Operations
The Nome Operations consist of three main projects located near the town of Nome, Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. Each property is described below.

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 35

Rock Creek
The Rock Creek property is located 8 miles north of Nome, Alaska. The Rock Creek property contains a probable reserve of 7.8 million tonnes containing 320,000 ounces of gold and an additional 170,000 ounces of indicated gold resources and 70,000 ounces of inferred gold resources. Rock Creek is the Company’s most advanced project which, together with anticipated production from Big Hurrah, is expected to produce gold at an average rate of approximately 100,000 ounces of gold per annum. In 2006 the Company received the necessary permits and Board of Directors approval to develop Rock Creek and Big Hurrah. The main process facility and tailings will be located at Rock Creek and will process ore from Rock Creek and ore trucked from Big Hurrah. Construction activities commenced in August 2006 and production was targeted for late 2007. Permit challenges, resource constraints, unforeseen issues with equipment and severe weather conditions, and other factors have delayed production start up on the project. Gold production is now targeted for mid-2008. Costs are also escalating due to the longer construction timeline. The total capital cost estimate in the feasibility study was approximately US$158 million but given the current status of construction, the Company expects capital costs to exceed this amount.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value based on consensus gold price estimates. If consensus gold prices fluctuate downward significantly, the Rock Creek project may be impaired. There also can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

Big Hurrah
The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Big Hurrah property contains probable reserves of 1.2 million tonnes containing 190,000 ounces of gold, with an additional 80,000 ounces of indicated gold resources and 10,000 ounces of inferred gold resources. The Company plans to mine and truck material from Big Hurrah to the milling facility located at Rock Creek, using the higher grade material from Big Hurrah to supplement the Rock Creek deposit as a seasonal operation during the summer months. While the current mine plan includes commencing mining at Big Hurrah in 2008, the Company may delay mining Big Hurrah until 2009 should this be considered more optimal.

Nome Gold
The Nome Gold property is located 3 miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.6 million ounces of gold and an inferred resource estimated at 0.25 million ounces. The Company currently plans to complete engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques.

Galore Creek
Galore Creek, which is held through a partnership with Teck Cominco, is a copper-gold-silver deposit located in Northwestern British Columbia with measured and indicated resources estimated at 786 million tonnes containing 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver. Inferred resources, including 60% of the Copper Canyon project, total 457 million tonnes containing 3.6 billion pounds of copper, 3.8 million ounces of gold and 65 million ounces of silver. The Galore Creek property consists of the Southwest, Central, Junction and West Fork deposits and the Copper Canyon property is immediately east of the main Galore Creek property.

The resource estimate for the project was updated on January 25, 2008 to reclassify proven and probable reserves obtained from the October 2006 Galore Creek Feasibility Study, compiled by Hatch Ltd., as measured and indicated resources and to update the inferred resource estimate.

On August 1, 2007, the Company formed a partnership with Teck Cominco with respect to constructing a mine at the Galore Creek project. Each of NovaGold and Teck Cominco have a 50% interest in the project. The activities of the Galore Creek partnership are being conducted by the Galore Creek Mining Corporation (“GCMC”). The necessary permits were received during 2007 for major construction activities. An independent engineering firm was engaged during the year to review the October 2006 feasibility study and commence project engineering. Their preliminary work indicated expected capital cost increases would be significantly higher than originally estimated, as well as an extended construction timeline.

Management’s Discussion & Analysis

36 NovaGold	Annual Report 2007

In November 2007, based on a higher capital cost estimate and reduced expected operating margins as a result of the stronger Canadian dollar, the project as originally conceived and permitted was considered to be uneconomic at then consensus long-term metal prices. Although there have been changes in scope from the original feasibility study, the largest portion of the capital cost increase was related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the expected extension of the construction schedule by 18 to 24 months. The project had also been affected by the rapidly escalating capital costs affecting major construction projects world-wide. In light of these developments, NovaGold and Teck Cominco reached a decision on November 26, 2007 to suspend construction and amend the terms of Teck Cominco’s earn-in obligations in connection with the project. Under the amended arrangements, Teck Cominco’s total minimum committed investment in the partnership would be $403 million, including $72 million to be invested in the partnership over the next five years principally to reassess the project and evaluate alternative development strategies. Teck Cominco’s funding of project costs at November 30, 2007 totalled $264 million. Excluding costs covered by Teck Cominco’s $72 million above, NovaGold and Teck Cominco agreed to share the next $100 million of project costs 33% and 67%, respectively, and as the project moves to care and maintenance will share costs equally thereafter.

The Company’s future obligations as a result of the suspension are to complete the construction demobilization and place the site on care and maintenance. The demobilization costs, which are intended to put the site in a condition that will enable the partners to restart the project at a later date, are estimated to be approximately $93 million and have been accrued and expensed in the period. These costs are based on preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value based on an analysis performed by the Company at various capital expenditure levels, long-term metal prices and foreign exchange rates. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

Ambler
Ambler is an early stage exploration project located in Northern Alaska, approximately 135 miles east of Kotzebue and 20 miles north of the village of Kobuk. NovaGold has an option to acquire a joint venture 51% interest through an agreement with subsidiaries of Rio Tinto plc, in this large, high-grade polymetallic massive sulphide deposit with an indicated resource of 16.8 million tonnes grading 4.1% copper, 6.0% zinc, 0.9% lead, 0.8 g/t gold and 59.6 g/t silver containing 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 350.3 million pounds of lead, 450,000 ounces of gold and 32.3 million ounces of silver. The project has an additional 11.9 million tonnes of inferred resources grading 3.6% copper, 5.0% zinc, 0.8% lead, 0.7 g/t gold and 48.4 g/t silver containing 0.9 billion pounds of copper, 1.3 billion pounds of zinc, 0.2 billion pounds of lead, 260,000 ounces of gold and 18.6 million ounces of silver. In order to earn a 51% interest, the Company must expend US$20 million on the property, obtain memoranda of understanding with certain land owners in the region and complete a defined pre-feasibility study. The Company is manager of the project through to completion of a feasibility study, and the subsidiaries have a onetime option after completion of a feasibility study to acquire, by making a payment to the Company based on net present value, an additional 2% interest in the project and assume management of construction and operation of the mine.

Other properties
NovaGold holds a portfolio of earlier stage exploration projects in British Columbia and Alaska that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

RESULTS OF OPERATIONS
For the year ended November 30, 2007, the Company reported a loss of $44.8 million (or $0.45 per share) compared to a loss of $30.5 million (or $0.33 per share) for the corresponding period in 2006. On November 26, 2007, the Company announced the suspension of construction at the Galore Creek project. The Company consolidates the results from the Galore Creek partnership and recorded total costs related to the suspension of approximately $93.1 million,

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 37

of which $46.6 million is allocated on an equity basis to the Company’s 50% partner Teck Cominco, leading to a net expense to the Company of $46.6 million before tax. Under the agreement with Teck Cominco, Teck Cominco is required to pay 67% of the $93.1 million. In 2006 the Company incurred $21 million of costs related to defending an unsolicited bid for the Company that was ultimately rejected by shareholders holding 86% of the Company’s shares.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.1 million during the year ended November 30, 2007 compared with $1.7 million in 2006. The main reduction in sales was caused by a focus of efforts of the team in Nome, Alaska to the Rock Creek mine construction. Interest income decreased to $6.0 million for the year ended November 30, 2007 compared with $6.6 million in 2006, due to lower average cash balances.

Expenses for the year ended November 30, 2007 were $118.5 million compared to $40.3 million in 2006, including $2.0 million and $4.2 million, respectively, for the non-cash stock-based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, professional fees, and foreign exchange losses have decreased to $23.4 million in 2007 compared with $36.1 million in 2006. Expenses in 2006 were higher due to professional fees of approximately $17.5 million incurred responding to an unsolicited bid for the Company. Offsetting the decrease is a $2.8 million increase in foreign exchange losses resulting primarily from the effect of the strengthening of the Canadian dollar on the difference between the Company’s US dollar cash balances and its US dollar liabilities. On November 26, 2007, the Company and Teck Cominco announced the suspension of construction activities at the Galore Creek project due to substantially higher capital costs and a longer construction schedule for the project than previously estimated. For the year ended November 30, 2007, the Company has recorded $93.1 million for the associated demobilization costs. The demobilization cost has been reduced by Teck Cominco’s 50% partnership interest, for a net cost of $46.6 million before tax.

Other items of significance include the sale of the Company’s investment in Pioneer Metals Corporation (“Pioneer”) and the equity losses and dilution gains associated with the Company’s investment in Alexco Resource Corp. (“Alexco”). On March 14, 2007, the Company sold its entire holdings of Pioneer at $1.00 per share for $5.9 million and recorded a gain of $4.2 million on the sale. The Company equity accounts for its strategic investment in Alexco as it has significant influence over Alexco. For the year ended November 30, 2007, the Company recorded a net loss of $0.5 million from the net of its share of Alexco’s net loss and the gain on dilution of its ownership in Alexco, compared to a net gain of $0.1 million for the same period in 2006.

Management’s Discussion & Analysis

38 NovaGold	Annual Report 2007

SELECTED FINANCIAL DATA
The following annual and quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Annual Information
Fiscal years ended November 30, 2007, 2006 and 2005, in $000’s except per share amounts:

	2007	2006	2005
	$	$	$
Net revenues	6,911	8,093	3,254
Expenses and other items	(118,533)	(40,277)	(11,291)
Loss for the year	(44,766)	(30,451)	(5,808)
Loss per share – basic & diluted	(0.45)	(0.33)	(0.09)
Expenditures on mineral properties & related deferred costs(1)
USA	57,882	48,444	13,205
Canada	44,965	36,455	48,966
Total Assets	1,170,240	565,424	270,378
Total long term financial liabilities	(139,131)	(34,039)	(455)

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/07	8/31/07	5/31/07	2/28/07	11/30/06	8/31/06	5/31/06	2/28/06
	$	$	$	$	$	$	$	$
Net revenues	1,730	2,173	1,946	1,062	2,080	2,391	2,213	1,409
Income (loss) for the quarter	(32,534)	(4,159)	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)	102
Loss per share – basic & diluted	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)	0.00
Expenditures on mineral
properties & related
deferred costs(1)
USA	(13,423)	27,203	25,969	18,133	16,088	27,461	3,254	1,641
Canada	13,183	25,981	2,156	3,645	18,081	11,501	1,599	5,274

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, tax credits and adjustments, writedowns, disposals, option payments received and changes in ownership interest of mineral property title.

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 39

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the quarter ended November 30, 2007, the Company had net recoveries of $0.2 million on mineral properties and related deferred costs. Of this amount, $13.0 million related to spending at the Galore Creek project located in Northwestern British Columbia and $2.3 million related to spending at the Rock Creek project located in Nome, Alaska. Offsetting the expenditures is an $18.0 million reduction in expenditures related to the Donlin Creek project representing the change in ownership percentage from 70% to 50% resulting from a new agreement with Barrick.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of stock option grants and one-time events, such as the suspension of the Galore Creek project. The Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

LIQUIDITY AND CAPITAL RESOURCES
At November 30, 2007, the Company held $97.9 million in cash and cash equivalents. During the year, the Company completed an equity offering for net proceeds of $217.2 million after commissions and expenses of $12.0 million. Also during the year, the Company generated proceeds from the sale of Pioneer shares of $5.9 million. From the date of formation of the Galore Creek partnership on August 1, 2007 to November 30, 2007, Teck Cominco funded $264.3 million into the partnership of which $82.8 million remained in cash and cash equivalents at November 30, 2007. Certain of these funds are expected to be used for suspension activities.

The Company expended $60.3 million on net operating activities during the year ended November 30, 2007 compared with $3.1 million in 2006. Major changes in non-cash working capital during the year were a net $13.3 million decrease in accounts payable, primarily due to the fact that $11.5 million of takeover defense costs were accrued at November 30, 2006 with no corresponding amount at November 30, 2007; increases in deposits and other receivables of approximately $14.0 million related primarily to $10.1 million of GST amounts recoverable on construction activities at Galore Creek; and an $8.9 million increase in supplies inventory at the Company’s Rock Creek mine project. Also included in 2007 was $93.1 million of suspension costs to be paid over 2008, of which $31.0 million will be paid by the Company.

During the year ended November 30, 2007, the Company generated $487.8 million in cash flows from financing activities compared with $196.3 million in 2006. Of this amount, $217.2 million, net of commission and expenses of $12 million, resulted from the issuance of 12.5 million shares at $18.33 (US$16.25) per share under a public offering that closed in April 2007, $6.3 million arose from stock option and warrant exercises and $264.3 million from Teck Cominco’s funding of the Galore Creek project. The net proceeds from financing activities of $196.3 million in 2006 arose primarily from a public offering of 14.95 million common shares at $14.43 (US$11.75) per common share in February 2006.

The Company expended $436.1 million on investing activities during 2007 compared with $119.9 million during 2006. The majority of the Company’s investing activity during the year related to construction activities at the Rock Creek mine (approximately $78 million) and the Galore Creek project (approximately $239 million). The Company expended $48.7 million in 2007 on mineral properties and deferred costs compared with $50.3 million in 2006. The majority of the 2007 and 2006 mineral property expenditures occurred at the Galore Creek and Rock Creek projects.

The Company has no material off-balance sheet arrangement and no material capital lease agreements.

At November 30, 2007, the Company’s aggregate commitments for operating leases totaled $6.8 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at November 30, 2007 in the amount of US$3.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the first quarter of 2008. Of the US$64.8 million owed to Barrick, US$52.1 million is payable from cash flows from Donlin Creek and will be due in more than five years based on the expected production timeline.

Management’s Discussion & Analysis

40 NovaGold	Annual Report 2007

The future minimum payments at November 30, 2007 are approximately as follows:

			in thousands of Canadian dollars

	OPERATING	ROCK	DONLIN
	LEASES	CREEK	CREEK	TOTAL
	$	$	$	$
2008	0.9	3.0		3.9
2009	0.8	–	–	0.8
2010	0.6	–	–	0.6
2011	0.7	–	–	0.7
2012	0.6	–	–	0.6
Thereafter	3.2	–	64.8	68.0

The Company has no significant financial or other instruments except that its cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

OUTLOOK
At November 30, 2007, the Company had cash and cash equivalents of $97.9 million. Of this amount $82.8 million was designated for Galore Creek activities, including payment of existing payables, but a portion is expected to be used for payment of suspension costs. Subsequent to November 30, 2007, the Company received $19 million from the proceeds of the sale of its shares in US Gold Corp, received $8.3 million from the release of funds securing certain bonds, obtained a revolving line of credit of $30 million maturing July 30, 2008 and expects the release of $4.6 million of funds securing a letter of credit for contracts already settled. Based on current estimates and gold prices, the Rock Creek mine should generate over $25 million of cash flow during 2008. Approximately 3.5 million warrants to purchase shares at $7.00 per share expire on October 1, 2008; if exercised these would generate net proceeds of $24 million to the Company.

The Company has budgeted to spend approximately $30 million on Rock Creek construction in fiscal 2008 and an additional $7 million on exploration costs to identify additional resources for the mine. The Company has budgeted to spend approximately $25 million on Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the focus to expand the existing resource base. The Donlin Creek LLC expects to approve a second budget for the remainder of 2008, the amount of which has yet to be fixed.

At Galore Creek, the Company’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization budget has yet to be approved but $93 million has been included for estimated suspension costs of which 33%, or $31 million, will be borne by NovaGold. NovaGold and Teck Cominco are re-evaluating options to determine whether Galore Creek can become a viable, operating mine with a long, profitable life. On-going care and maintenance costs, which will be required to monitor the site and infrastructure until a decision is made to proceed with or abandon the project, are currently estimated at $10 to $20 million for 2008 of which 50% is expected to be borne by NovaGold and will be expensed as incurred. The decision to restart construction may not occur for several years. If the project does not proceed, the Galore Creek partnership may have to reclaim and restore any disturbed land and these costs could be material.

The Company will need external financing to develop and construct its major properties and to fund the exploration and development of its other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 41

to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

At February 28, 2008, NovaGold had $33 million of unrestricted cash and available lines of credit.

RELATED PARTY TRANSACTIONS
On December 21, 2006, Alexco Resource Corp. (“Alexco”), a related party having two common directors, completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco, which the Company considers a strategic investment. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. The Company’s ownership in Alexco at February 28, 2008 is approximately 17.8% .

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer nil (2006: US$30,000) under the agreement.

CRITICAL ACCOUNTING ESTIMATES
The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, the amount of project suspension costs and the amount of future reclamation obligations.

Mineral properties and related deferred costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Management’s Discussion & Analysis

42 NovaGold	Annual Report 2007

Intangible assets
Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Project suspension costs
The Company’s future obligations as a result of the suspension of the Galore Creek project are to complete the construction demobilization and place the site on care and maintenance. The estimated demobilization costs are based on preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

Reclamation costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. Actual results could be materially different from these estimates.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES
Effective as of December 1, 2006, the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30.8 million, which was reported as an adjustment to the opening balance of accumulated comprehensive income. For the year ended November 30, 2007, the Company reported a net unrealized loss of $10.6 million.

The Company has also adopted new accounting policies for supplies inventory and capitalized interest. Supplies inventory consists of equipment, supplies and spare parts to be consumed in the operations at the Rock Creek mine. Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved. See note 2 of the consolidated financial statements for the year ended November 30, 2007 for further disclosure.

NEW ACCOUNTING PRONOUNCEMENTS
Capital disclosures and financial instruments –
disclosures and presentation
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. These standards are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 43

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Inventories
In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management is currently evaluating the impact of this new standard on the Company’s results, financial position and cash flows.

General standards on financial statement presentation
CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

U.S. GAAP
For new U.S. GAAP accounting pronouncements, see Note 16 “Significant differences from United States accounting principles” to the consolidated financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OvER FINANCIAL REPORTING
The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending November 30, 2007.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended November 30, 2007 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. GAAP reconciliation. In efforts to address this material weakness the Company is taking the following actions:

  Provide additional training and education for our accounting staff with respect to U.S. GAAP; and

  Consult with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP.

RISK FACTORS

Exploration and development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Management’s Discussion & Analysis

44 NovaGold	Annual Report 2007

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource estimates
There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals
The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 45

Caution on Forward-Looking Statements
The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates
This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

Management’s Discussion & Analysis

46 NovaGold	Annual Report 2007

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Rick Van Nieuwenhuyse
President & Chief Executive Officer
February 28, 2008

R. J. (Don) MacDonald
Senior V.P. & Chief Financial Officer
February 28, 2008

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 47

Management’s Report on Internal Control over Financial Reporting – US

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. GAAP reconciliation. In efforts to address this material weakness the Company is taking the following actions:

  Provide additional training and education for our accounting staff with respect to U.S. GAAP; and

  Consult with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report on internal control over financial reporting for NovaGold Resources Inc. as of November 30, 2007, which is included herein.

Rick Van Nieuwenhuyse
President & Chief Executive Officer
February 28, 2008

R. J. (Don) MacDonald
Senior V.P. & Chief Financial Officer
February 28, 2008

Management’s Discussion & Analysis

48 NovaGold	Annual Report 2007

Independent Auditor’s Report

TO THE SHAREHOLDERS OF NOVAGOLD RESOURCES INC.
We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of NovaGold Resources Inc. as at November 30, 2007 and 2006. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS
We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2007 and 2006, and the related consolidated statements of operations and deficit, comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of the Company’s operations and cash flows of the years then ended in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We have also audited NovaGold Resources Inc.’s internal control over financial reporting as at November 30, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Discussion & Analysis

Annual Report 2007	NovaGold 49

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. It was determined that the Company did not maintain effective internal control over financial reporting as at November 30, 2007, because of a material weakness identified in the process for the preparation and review of the financial statement note reconciling material measurement differences between generally accepted accounting principles in Canada and the United States. This material weakness is described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the November 30, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at November 30, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Yours very truly,

Chartered Accountants
Vancouver, British Columbia
March 2, 2008

Comments by auditors for U.S. readers on Canada – U.S. reporting difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for financial instruments as described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 2, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia
March 2, 2008

Management’s Discussion & Analysis

50 NovaGold	Annual Report 2007

Consolidated Balance Sheets

in thousands of Canadian dollars

	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
ASSETS
Current assets
Cash and cash equivalents	97,916	106,583
Restricted cash	4,600	–
GST and other receivables	11,668	3,420
Temporary investments (note 7)	18,381	3,534
Deposits and prepaid amounts	6,817	1,031
Supplies inventory	9,197	–
	148,579	114,568

Accounts receivable	267	395
Land	1,713	1,718
Property, plant and equipment (note 4)	526,657	129,747
Mineral properties and related deferred costs (note 5)	397,043	294,196
Power project development costs (note 6)	3,128	1,386
Investments (note 7)	11,877	7,188
Investment tax credits	6,708	6,127
Reclamation deposits (note 8)	20,268	10,099
Restricted cash (note 17)	54,000	–
	1,170,240	565,424
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	93,534	38,865
Suspension costs – short term (note 3)	31,035	–
Loan payable	200	200
Current portion of asset retirement obligations (note 8)	1,791	916
	126,560	39,981

Other liabilities (note 5(a))	65,335	34,039
Suspension costs (note 3)	62,070	–
Asset retirement obligations (note 8)	11,726	–
Future income taxes (note 13)	44,320	49,965
	310,011	123,985

Non-controlling interest (note 3)	217,754	–

Shareholders’ equity
Share capital (note 9)	760,468	533,658
Contributed surplus	820	820
Stock-based compensation (note 9)	19,739	16,674
Warrants (note 9)	9,178	9,178
Deficit	(163,657)	(118,891)
Accumulated other comprehensive income (note 2)	15,927	–
	642,475	441,439
	1,170,240	565,424
Nature of operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (notes 4, 5, 8 and 17)

(See accompanying notes to consolidated financial statements)

Approved by the Board of Directors	/s/ Rick Van Nieuwenhuyse	Director	/s/ James Phillip	Director
	Rick Van Nieuwenhuyse		James Philip

Annual Report 2007	NovaGold 51

Consolidated Statements of Operations and Deficit

in thousands of Canadian dollars, except for share and per share amounts

	YEAR ENDED	YEAR ENDED
	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Revenue
Land, gravel, gold and other revenue	1,065	1,692
Interest income	6,011	6,611
	7,076	8,303
Cost of sales	165	210
	6,911	8,093

Expenses and other items
Corporate development and communication	2,352	1,455
Exploration	921	461
Foreign exchange loss	3,639	860
General and administrative	4,573	5,284
Professional fees	6,521	22,253
Reclamation	–	582
Salaries	5,427	5,199
Salaries – stock-based compensation (note 9)	1,995	4,183
Project suspension costs (note 3)	93,105	–
	118,533	40,277
Gain on dilution from equity investment	(193)	(477)
Loss from equity investment	648	357
Gain on sale of investment (note 7)	(4,196)	–

Non-controlling interest (note 3)	(46,552)	–
	(50,293)	(120)
Loss for the year before income taxes	(61,329)	(32,064)
Future income tax recovery (note 13)	(16,563)	(1,613)
Loss for the year	(44,766)	(30,451)
Deficit – beginning of year	(118,891)	(88,440)
Deficit – end of year	(163,657)	(118,891)
Loss per share (note 10)
Basic and diluted	(0.45)	(0.33)
Weighted average number of shares (thousands) (note 10)	99,559	91,519

(See accompanying notes to consolidated financial statements)

Consolidated Financial Statements

52 NovaGold	Annual Report 2007

Consolidated Statement of Comprehensive Income &
Consolidated Statements of Changes in Shareholders’ Equity

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
in thousands of Canadian dollars

YEAR ENDED
NOVEMBER 30, 2007
$
Net loss for the year before other comprehensive income	(44,766)
Unrealized losses on available-for-sale investments (note 7)	(10,621)
Realized gain on available-for-sale investments (note 7)	(4,196)
Future income tax recovery	(84)
Comprehensive loss	(59,667)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
in thousands of Canadian dollars

	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Share capital
Balance – beginning of year	533,658	292,876
Issued pursuant to stock option agreements	8,108	6,543
Issued pursuant to warrant agreements	77	4,285
Issued pursuant to property agreement	1,433	1,087
Issued pursuant to public offering	217,192	188,482
Coast Mountain Power acquisition	–	44,374
Return to treasury regarding dissenting shares	–	(3,989)
Balance – end of year	760,468	533,658
Contributed surplus
Balance – beginning and end of year	820	820
Stock-based compensation
Balance – beginning of year	16,674	10,219
Stock option grants	4,982	7,776
Fair value of exercises	(1,917)	(1,321)
Balance – end of year	19,739	16,674
Warrants
Balance – beginning and end of year	9,178	9,759
Fair value of exercises	–	(581)
Balance – end of year	9,178	9,178
Deficit
Balance – beginning of year	(118,891)	(88,440)
Loss for the year	(44,766)	(30,451)
Balance – end of year	(163,657)	(118,891)
Accumulated other comprehensive income
Transition adjustment to opening balance (note 2)	30,828	–
Unrealized losses on available-for-sale investments (note 7)	(10,621)	–
Realized gains on available-for-sale investments (note 7)	(4,196)	–
Future income taxes on unrealized gains	(84)	–
Balance – end of year	15,927	–
Total shareholders’ equity	642,475	441,439

(See accompanying notes to consolidated financial statements)

Annual Report 2007	NovaGold 53

Consolidated Statements of Cash Flows

in thousands of Canadian dollars

	YEAR ENDED	YEAR ENDED
	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Cash flows used in operating activities
Loss for the year	(44,766)	(30,451)
Items not affecting cash
Amortization	286	241
Future income tax recovery (note 13)	(16,563)	(1,613)
Gain on dilution from equity investment	(193)	(477)
Loss from equity investment	648	357
Non-controlling interest	(46,552)	–
Gain on sale of investments (note 7)	(4,196)	–
Foreign exchange gain	(7,931)	–
Stock-based compensation	1,995	4,183
Net change in non-cash working capital
Increase in other receivables, deposits and prepaid amounts	(14,033)	(1,396)
Increase in inventory	(8,853)	–
Increase (decrease) in accounts payable and accrued liabilities	(13,264)	26,031
Suspension costs – short term	31,035	–
Suspension costs	62,070	–
	(60,317)	(3,125)
Cash flows from financing activities
Proceeds from issuance of common shares – net	223,458	196,322
Proceeds from non-controlling interest	264,307	–
	487,765	196,322
Cash flows used in investing activities
Acquisition of property, plant and equipment	(317,443)	(57,471)
Expenditures on power project development	(1,742)	(1,387)
Expenditures on mineral properties and related deferred costs – net	(48,672)	(50,288)
Increase in restricted cash	(54,000)	–
Increase in reclamation deposits (note 8)	(14,769)	(7,964)
Decrease in accounts receivable	127	177
Proceeds on sale of investments (note 7)	5,882	–
Investments	(5,667)	(2,998)
Tenant inducements	169	–
	(436,115)	(119,931)
Increase (decrease) in cash and cash equivalents during the year	(8,667)	73,266
Cash and cash equivalents – beginning of year	106,583	33,317
Cash and cash equivalents – end of year	97,916	106,583
Supplemental cash flow information (note 15)

(See accompanying notes to consolidated financial statements)

Consolidated Financial Statements

54 NovaGold	Annual Report 2007

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS
NovaGold Resources Inc. (“NovaGold” or “the Company”) is a natural resource company engaged in the exploration and development of gold and copper properties in North America. The Company has a portfolio of exploration properties located in Alaska and British Columbia. The Company is also advancing its projects from exploration and development stage to construction. Construction of the Rock Creek mine, located in Nome, Alaska, continued through 2007 and is anticipated to be completed in 2008. Construction of the Galore Creek project was suspended at the end of 2007.

Three of the Company’s projects are being advanced with major mining companies. The Donlin Creek project is held by a newly created limited liability company which is owned equally by NovaGold and Barrick Gold Corporation (“Barrick”) (refer to notes 5 and 17 for discussion). The Galore Creek project is held by a partnership which is owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”) (refer to note 3 for discussion). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2. ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements have been prepared using accounting principles generally accepted in Canada and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, NovaGold Resources Alaska, Inc., and NovaGreenPower Inc. (formerly Coast Mountain Power Corp). All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary. As described in note 16, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Changes in accounting policy
Effective December 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost.

b) Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities, which are not included in net income (loss) until realized.

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are accounted for using the equity method and not adjusted to fair market value. With the exception of Alexco Resource Corp. (“Alexco”), all of the investments have been designated as available for sale.

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 55

c) Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30,828,000 which is reported as an adjustment to the opening balance of accumulated other comprehensive income. Any unrealized gains or losses on the available for sale securities for the year ended November 30, 2007 are reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

d) On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Revenue recognition
Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits
Certain cash is held in long-term reclamation bonds to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

Supplies inventory
Supplies inventory consists of supplies and spare parts to be consumed in operations, and is stated at the lower of average cost or replacement cost. Supplies inventory has been purchased for the Rock Creek project prior to production and transported to Nome, Alaska by barge to be available once the mine is in operations. Transportation costs have been capitalized.

Property, plant and equipment
Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% – 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress and pre-construction costs relate to the Rock Creek mine and Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

Intangible assets
Intangible assets consist of power generation and transmission rights acquired by the Company upon the asset acquisition of Coast Mountain Power Corp. Intangible assets are recorded at cost and amortized over their respected useful lives on a straight-line basis. Amortization will begin when the economic benefit of the intangible asset is consumed. The Company intends to amortize the power generation and transmission rights over the expected life of the Galore Creek project on the units of production basis, and will commence amortization when commercial production begins. The Company assesses the fair value of intangible assets and, if there are indications of impairment, the carrying value would be written down.

Notes to Consolidated Financial Statements

56 NovaGold	Annual Report 2007

2. ACCOUNTING POLICIES (CONTINUED)
Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Land and gravel resources
Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment is determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and related deferred costs
The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements
Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company’s option and royalty payments received are in excess of costs incurred and are then credited to operations.

Power project development costs
The Company capitalizes direct costs associated with development of its power projects. Costs associated with successful projects are reclassified as capital assets and amortized over the useful life of the projects. Costs of unsuccessful projects are written off in the year the project is abandoned.

Capitalized interest
Interest costs related to construction in progress and to mineral properties and related deferred costs are capitalized until commercial production is achieved.

Asset retirement obligation
The Company’s asset retirement obligation (“ARO”) relates to

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 57

expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company’s credit adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Investment tax credits
The Company is eligible to receive investment tax credits (“ITCs”) related to some of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties when accrued.

Translation of foreign currencies
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency, the parent company’s functional currency, using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share
Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive.

Financial instruments
The fair values of the Company’s financial assets and liabilities, such as investments, reclamation deposits, accounts payable and accrued liabilities, asset retirement obligations and other liabilities, approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick, the fair value of which cannot be determined.

Variable interest entities
The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Stock options and warrants
The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and

Notes to Consolidated Financial Statements

58 NovaGold	Annual Report 2007

2. ACCOUNTING POLICIES (CONTINUED)
liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the Galore Creek project suspension costs, impairment of mineral properties, future income taxes, and the provision for reclamation costs. Actual results could differ materially from those reported.

Comparative figures
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

New accounting pronouncements
Capital disclosures and financial instruments –
disclosures and presentation
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. These standards are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Inventories
In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management is currently evaluating the impact of this new standard on the Company’s results, financial position and cash flows.

General standards on financial statement presentation
CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Goodwill and intangible assets
The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. GALORE CREEK PARTNERSHIP
On August 1, 2007 the Company formed a 50%-50% partnership with Teck Cominco Limited (“Teck Cominco”) at the Galore Creek project. The Company contributed its assets in the Galore Creek project to the partnership, including the transmission rights, and Teck Cominco was funding an initial contribution, which at the time was determined to be approximately $537 million. After the initial contribution was completed, both partners were to be equally responsible to fund the project going forward.

The Company determined that the Galore Creek partnership is a variable interest entity and consequently used the

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 59

principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidated the activities of the Galore Creek partnership. Selected financial information for the partnership accounts is presented below.

On November 26, 2007 the Company and Teck Cominco announced the suspension of construction activities at the Galore Creek project due to substantially higher capital costs, a longer construction schedule and a stronger Canadian dollar than previously estimated, and amended the terms of Teck Cominco’s initial contribution. Under the amended arrangements, in addition to Teck Cominco’s funding from August 1, 2007 to the year ended November 30, 2007 of $264.4 million, Teck Cominco’s total committed investment in the partnership would be $403 million, including $72 million to be invested in the partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck Cominco’s $72 million above, the Company and Teck Cominco agree to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50%-50% basis thereafter.

At November 30, 2007, the Company has recorded an amount of $93.1 million for the demobilization cost related to the decision to suspend construction. The demobilization cost has been offset by Teck Cominco’s 50% partnership interest, for a net cost of $46.6 million, thus reducing Teck Cominco’s non-controlling interest to $217.8 million. The Company recorded corresponding suspension liabilities totaling $93.1 million, $62.1 million of which is committed to be funded by Teck Cominco. Thus on a funding basis, Teck Cominco is responsible for $62.1 million of the suspension costs, but $46.6 million on an income basis.

The Company’s future obligations as a result of the suspension are to complete the construction demobilization and place the site on care and maintenance. The estimated demobilization costs are based on preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

The expenditures in the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs and mineral properties and related deferred costs for exploration and development costs. At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required. Teck Cominco’s contributions to date have been recorded as non-controlling interest.

in thousands of Canadian dollars

NOVEMBER 30, 2007
$
Cash and cash equivalents	82,784
Deposits and prepaid amounts	5,293
Restricted cash	54,000
Accounts payable and accrued liabilities (excluding suspension costs)	(71,992)
Suspension costs	(93,105)

Notes to Consolidated Financial Statements

60 NovaGold	Annual Report 2007

4. PROPERTY, PLANT AND EQUIPMENT

in thousands of Canadian dollars

			NOVEMBER 30, 2007

		Accumulated
	Cost	amortization	Net
	$	$	$
Construction in progress – Galore Creek	383,748	–	383,748
Construction in progress – Rock Creek	108,388	–	108,388
Mining and milling equipment – Rock Creek	31,363	–	31,363
Heavy machinery and equipment	2,399	310	2,089
Office furniture and equipment	1,382	734	648
Leasehold improvements	575	154	421
	527,855	1,198	526,657

			NOVEMBER 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$
Pre-construction costs – Galore Creek	76,442	–	76,442
Construction in progress – Rock Creek	30,483	–	30,483
Mining and milling equipment – Rock Creek	20,863	–	20,863
Heavy machinery and equipment	1,179	210	969
Office furniture and equipment	1,027	470	557
Leasehold improvements	529	96	433
	130,523	776	129,747

In August 2006, the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company valued at $44.4 million. Following EIC-124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $15.6 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

The allocation of the purchase price was determined on the basis that the power generation and transmission rights will be used to provide power to the Galore Creek project. Amortization of these costs will begin when the Galore Creek assets are substantially placed into service.

In September 2006, a dissenting shareholder of Coast Mountain, its former CEO, returned 225,880 common shares of the Company, valued at approximately $4.0 million, to the Company treasury. The former Coast Mountain CEO also commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15.0 million as the value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4.0 million representing the value of the shares returned to treasury.

Subsequent to year end, the British Columbia Supreme Court ruled that the Company’s valuation of the Coast Mountain shares was accurate. The Company made the payment of $4.0 million to the former Coast Mountain CEO on January 18, 2008.

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 61

5. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

in thousands of Canadian dollars

	Balance –		Stock-based compensation	(1)	Balance –
	November 30,		Future income taxes	(2)	November 30,
	2006	Expenditures	Asset retirement obligation	(3)	2007
	$	$	$		$
Alaska, USA
Donlin Creek	49,868	43,063	–		92,931
Rock Creek	25,745	2,533	131	(1)
			871	(3)	29,280
Ambler	10,161	3,761	23	(1)	13,945
Big Hurrah	5,619	486	–		6,105
Shotgun	4,469	7	–		4,476
Khotol	3,019	55	–		3,074
Baird	328	2,334	–		2,662
Saddle	781	553	–		1,334
Kugruk	255	1,485	–		1,740
Nome Gold	477	687	–		1,164
Other	100	1,893	–		1,993

British Columbia, Canada
Galore Creek	189,387	21,109	317	(1)
			9,273	(2)
			12,026	(3)	232,112
Copper Canyon	3,682	1,672	–		5,354
Other	305	568	–		873
	294,196	80,206	22,641		397,043

Notes to Consolidated Financial Statements

62 NovaGold	Annual Report 2007

5. MINERAL PROPERTIES AND RELATED DEFERRED COSTS (CONTINUED)

in thousands of Canadian dollars

	Balance –				Balance –
	November 30,		Stock-based compensation	(1)	November 30,
	2005	Expenditures	Tax credits and adjustments	(2)	2006
	$	$	$		$
Alaska, USA
Donlin Creek	17,421	32,418	29	(1)	49,868
Rock Creek	19,105	5,868	772	(1)	25,745
Shotgun	4,050	419	–		4,469
Ambler	5,897	3,907	357	(1)	10,161
Big Hurrah	4,305	1,288	26	(1)	5,619
Khotol	1,240	1,759	20	(1)	3,019
Nome Gold	235	242	–		477
Other	125	1,316	23	(1)	1,464

British Columbia, Canada
Galore Creek	154,471	38,513	1,874	(1)
			(5,471)	(2)	189,387
Copper Canyon	2,448	1,234	–		3,682
Other	–	305	–		305
	209,297	87,269	(2,370)		294,196

a) Donlin Creek, Alaska
In July 2001, the Company signed an agreement with Placer Dome U.S. Inc. (“Placer Dome”) to acquire a 70% interest in the Donlin Creek gold deposit located in Southwestern Alaska. In November 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome, under the Donlin Creek Mining Venture Agreement (“MVA”) was effectively established as of that date.

In February 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 13, 2007. Under this option, Placer Dome would not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions were met before November 13, 2007.

On February 3, 2006, Barrick Gold Corp. (“Barrick”) completed the acquisition of over 90% of the shares of Placer Dome Inc. The Company’s rights and obligations under the joint venture were unchanged by this transaction. Subsequently, Placer Dome was renamed Barrick Gold U.S. Inc. (“Barrick U.S.”). In May 2006, Barrick U.S. provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006. After notice from Barrick U.S. of the remaining budget for 2006 beyond the US$31.9 million, the Company elected to have Barrick U.S. fund the extra costs. In 2006, the Company recorded, in other liabilities, US$33.6 million of exploration costs plus accrued interest from April 1, 2006 through November 30, 2006 based on 70% ownership of the project.

On November 30, 2007, the MVA was amended, whereby Barrick and the Company acknowledged 50%-50% ownership of the Donlin Creek project. To reflect this, amounts incurred by Barrick were to be treated as having been made on behalf of the Company until the sum of the amounts incurred from

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 63

April 1, 2006 to November 30, 2007 equalled 50% of the aggregate. Thereafter, the remaining amounts incurred by Barrick were to be treated as being made on its own behalf. In 2007, the Company has recorded, as other liabilities, US$64.8 million of exploration costs from April 1, 2006 through November 30, 2007 based on the revised 50% ownership of the project.

In addition, interest previously accruing (2006: US$611,000) under the MVA was cancelled. The Company has reflected the recovery of the amount previously expensed in the current period’s statement of operations.

The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Barrick U.S.

Refer to note 17 for discussion of the formation of the Donlin Creek LLC subsequent to year end.

b) Rock Creek, Alaska
As part of its acquisition of Alaska Gold Company (“Alaska Gold”), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest—Rock Creek and part of the Nome Gold project.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

c) Ambler, Alaska
In March 2004, the Company entered into an agreement with subsidiaries of Rio Tinto plc (“Rio Tinto”) on their 100% owned Ambler property located in northwest Alaska. Under the terms of the agreement, the Company can earn a 51% interest in the project by expending US$20 million on the property before 2016. During the first five years of the agreement, the Company must spend a minimum of US$5 million on exploration and development, and obtain memoranda of understanding with land owners (State, Federal and private Native Alaskan Corporations) in the region necessary to provide access for mine development. During the second phase of the agreement, the Company must spend the balance of the earn-in funds (to total US$20 million) and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. The Company is manager of the project through to the completion of a final positive feasibility study at which time Rio Tinto has a one-time option to acquire an extra 2% interest in the project and take over management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project’s net present value using a 12.5% discount rate.

d) Galore Creek, British Columbia
In March 2007, the Company exercised its option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement. The transaction closed on June 1, 2007. In accordance with the Galore Creek Option Agreement entered into in July 2003, the Company made a series of payments between 2003 and 2006, totalling US$7.8 million (C$8.7 million) in the form of option payments. On June 1, 2007, a further US$12.5 million (C$13.3 million) was paid for a total of US$20.3 million (C$22 million). Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $9.7 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

e) Copper Canyon, British Columbia
The Company’s 60% interest in the Copper Canyon property is held in trust for the Galore Creek partnership.

The current year expenditures on the Copper Canyon property relate mainly to the fair value totalling $1.4 million of the Company’s 74,074 common shares issued during the year as part of the property option agreement.

Notes to Consolidated Financial Statements

64 NovaGold	Annual Report 2007

6. POWER PROJECT DEVELOPMENT COSTS
Since the acquisition date of Coast Mountain in August 2006, the Company has capitalized $3.1 million of feasibility study expenditures. During the year ended November 30, 2007, $1.7 million (2006: $1.4 million) was expended, primarily associated with feasibility work on the Forrest Kerr project and pre-feasibility work associated with other related early-stage projects currently under evaluation. The Forrest Kerr project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and related power transmission lines.

The recovery of power project development costs is dependent upon the successful completion of the projects. The success of the power projects is dependent upon receiving the necessary water and other licences and upon the ability of the Company to obtain the necessary financing to successfully complete the development and construction of the projects, to generate sufficient electrical power and to sell the electricity generated on a profitable basis.

7. INVESTMENTS

in thousands of Canadian dollars

			NOVEMBER 30, 2007

		Accumulated
		unrealized	Carrying
	Cost	holding gains	value
	$	$	$
Temporary investments
5,374,544 shares of US Gold Corp. (note 17)	3,534	14,847	18,381
Long-term investments
Available for sale
1,437,500 shares of TNR Gold Corp.	317	158	475
600,000 shares of Eagle Plains Resources Ltd.	82	242	324
600,000 shares of Copper Canyon Resources Ltd.	98	112	210
Other investments	176	652	828
Equity investment
6,352,978 shares of Alexco Resource Corp. (market value – $30,240)	10,040	–	10,040
	10,713	1,164	11,877
Total temporary and long-term investments	14,247	16,011	30,258

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 65

in thousands of Canadian dollars

NOVEMBER 30, 2006

Cost
$
Temporary investments
5,374,544 shares of US Gold Corp. (market value – $29,829)	3,534
Long-term investments
3,921,568 shares of Pioneer Metals Corporation (market value – $3,922)	1,000
1,437,500 shares of TNR Gold Corp. (market value – $359)	317
600,000 shares of Eagle Plains Resources Ltd. (market value – $432)	82
600,000 shares of Copper Canyon Resources Ltd. (market value – $450)	98
Other investments	176
Equity investment
5,304,478 shares of Alexco Resource Corp. (market value – $27,212)	5,515
7,188
Total temporary and long-term investments	10,722

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. With the exception of Alexco Resource Corp. (“Alexco”), all of the above investments have been designated as available for sale.

The Company has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30 year end and is a related party having two directors in common with the Company. During the year the Company recorded a $0.6 million loss (2006: $0.4 million loss) resulting from accounting for the equity investment.

On December 21, 2006, Alexco completed a financing wherein the Company purchased 1,048,500 Units to maintain its pro-rata ownership of Alexco. Each Unit, purchased at a price of $4.75, consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months.

As a result of further share issuances of common shares by Alexco for patent and property acquisitions and the exercise of stock options and warrants, the Company’s interest in Alexco declined from 18.8% to 18.5% during the year. The dilution of the Company’s interest in Alexco due to these issuances resulted in a dilution gain of $0.2 million (2006: $0.5 million gain).

On January 30, 2007, the Company exercised its common share purchase warrants of Pioneer Metals Corporation (“Pioneer”) issued to the Company for $0.7 million, receiving 1,960,784 common shares. This transaction brought the Company’s holdings of Pioneer to 5,882,352 common shares. On March 14, 2007, the Company sold its entire holdings of Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation, as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5.9 million for the sale of such shares and recorded a gain of $4.2 million on the sale of the shares and believes that there are sufficient tax pools to shelter any gains arising from this sale.

Also included within other investments is an investment of 126,625 shares (cost – $0.005 million; market value – $0.3 million) in Etruscan Resources Incorporated (“Etruscan”). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes that the Company believes aggregates $0.4 million (2006: $0.4 million).

Notes to Consolidated Financial Statements

66 NovaGold	Annual Report 2007

8. ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $13.7 million which has been discounted using a credit adjusted risk-free rate of 5.0%, except Galore Creek which has not been discounted due to the uncertainty of the timing of the reclamation activities as a result of the suspension of the project. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

in thousands of Canadian dollars

	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Asset retirement obligations – beginning of year	916	1,020
Liabilities incurred	12,898	286
Reclamation expenditures	(297)	(390)
	13,517	916
Less current portion of asset retirement obligations	(1,791)	(916)
Balance – end of year	11,726	–

During the year ended November 30, 2007, the value of the underlying site closure and reclamation obligation was revised to reflect the Company’s activities at the Galore Creek and Rock Creek projects.

in thousands of Canadian dollars

	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Galore Creek	12,026	–
Rock Creek	872	–
Nome Gold	539	836
Murray Brook	80	80
	13,517	916

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 67

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

As required by regulatory authorities, at November 30, 2007, the Company had cash reclamation deposits totaling $20.3 million (2006: $10.1 million) comprising the following:

in thousands of Canadian dollars

	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Galore Creek	11,998	839
Rock Creek	6,845	7,910
Forrest Kerr	1,320	1,245
Murray Brook	105	105
	20,268	10,099

These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 2.8% to 4.1% per annum.

On December 28, 2007, certain deposits relating to bonds for the Galore Creek project, amounting to $8.3 million, or 50% of the total bonds, were released to the Company upon transfer of the underlying obligation to its partner in the project, Teck Cominco.

9. SHARE CAPITAL

in thousands of Canadian dollars

Authorized		2007		2006
1,000,000,000 common shares, no par value	Number of	Ascribed	Number of	Ascribed
10,000,000 preferred shares issuable in one or more series	shares	value	shares	value
Issuance of common shares	(thousands)	$	(thousands)	$

Balance – beginning of year	91,565	533,658	72,986	292,876
Pursuant to public offering – net (a)	12,500	217,192	14,950	188,482
For cash and fair value pursuant to option agreements (b)	739	8,108	918	6,543
For cash and fair value pursuant to warrant agreements (c)	11	77	350	4,285
Pursuant to property agreement	74	1,433	74	1,087
Coast Mountain Power acquisition	–	–	2,512	44,374
Return to treasury regarding dissenting shares (note 5)	–	–	(225)	(3,989)
Balance – end of year	104,889	760,468	91,565	533,658
Shares held by a wholly-owned subsidiary eliminated
on consolidation	9	–	9	–
Total issued and outstanding	104,898	760,468	91,574	533,658

Notes to Consolidated Financial Statements

68 NovaGold	Annual Report 2007

9. SHARE CAPITAL (CONTINUED)
a) Public and private placements
i) On April 24, 2007, the Company issued by way of a public offering 12,500,000 common shares at $18.33 (US$16.25) per common share for net proceeds of $217.2 million after commissions and expenses of $12 million.

ii) On February 8, 2006, the Company issued by way of a public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

b) Stock options
The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 11/33 three months after commencement of employment, 11/33 at the first anniversary date and 11/33 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2007, the Company has recognized a stock-based compensation charge of $5.0 million (2006: $7.8 million) for options granted to directors, employees and non-employees in accordance with CICA Handbook Section 3870 of which $3.0 million (2006: $3.6 million) was capitalized into mineral properties and deferred costs and $2.0 million (2006: $4.2 million) was charged into income.

The fair value of options recognized in the consolidated statements of operations and deficit have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	2007	2006
Risk-free interest rate	3.79% – 4.73%	3.50% – 4.15%
Expected life	2.32 – 2.47 years	1.76 – 1.94 years
Expected volatility	45% – 46%	42% – 58%
Expected dividends	Nil	Nil

A summary of the Company’s stock option plan at November 30, 2007 and 2006, and changes during the years ended on those dates, is as follows.

		2007		2006
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	8,838	8.13	7,277	5.53
Granted	958	17.28	2,510	14.84
Exercised	(739)	8.37	(918)	5.69
Cancelled/expired	(296)	18.33	(31)	12.64
Balance – end of year	8,761	8.76	8,838	8.13

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 69

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2007.

	Number of		Weighted	Number of	Weighted
	outstanding	Weighted	average	exercisable	average
	options	average years to	exercise price	options	exercise price
Range of prices	(thousands)	expiry	$	(thousands)	$
$ 0.62 to $ 1.99	1,361	3.59	1.01	1,361	3.59
$ 2.00 to $ 3.99	848	5.14	3.49	848	5.14
$ 4.00 to $ 5.99	342	4.49	4.36	342	4.49
$ 6.00 to $ 7.99	1,358	6.28	6.62	1,358	6.28
$ 8.00 to $ 9.99	1,941	7.30	8.92	1,941	7.30
$10.00 to $11.99	101	8.04	10.16	61	8.04
$12.00 to $13.99	350	8.50	13.90	235	8.50
$14.00 to $15.99	1,501	8.47	14.31	1,242	8.35
$16.00 to $17.99	453	9.45	16.60	317	9.41
$18.00 to $19.78	506	8.85	19.28	297	8.79
	8,761	6.70	8.76	8,002	6.49

c) Share purchase warrants
A summary of the Company’s share purchase warrants at November 30, 2007 and 2006, and the changes for the years then ended, is presented below.

		2007		2006
	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average
	(thousands)	exercise price	(thousands)	exercise price
		$		$
Balance outstanding – beginning of year	6,593	9.43	6,943	9.48
Exercised	(11)	7.00	(350)	10.59
Balance outstanding – end of year	6,582	9.43	6,593	9.42

Notes to Consolidated Financial Statements

70 NovaGold	Annual Report 2007

9. SHARE CAPITAL (CONTINUED)
Share purchase warrants outstanding at November 30, 2007:

	Warrants		Weighted average
	outstanding and	Weighted average	remaining
	exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)
$ 7.00	3,452	7.00	0.92
$12.10	3,130	12.10	0.17
	6,582	9.42	0.46

On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised.

10. LOSS PER SHARE
Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

	2007	2006
	$	$
Basic
Loss available to common shareholders (thousands)	(44,766)	(30,451)
Weighted average number of shares (thousands)	99,559	91,519
Basic loss per share	(0.45)	(0.33)

For the years ended November 30, 2007 and 2006, diluted loss per share is the same as basic loss per share as the exercise of potentially dilutive securities would be antidilutive.

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 71

11. COMMITMENTS AND CONTINGENCIES
a) Lease commitments
The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2007 are approximately as follows:

in thousands of Canadian dollars

$

2008	874
2009	776
2010	659
2011	726
2012	612
Thereafter	3,171

b) Purchase commitments
As at November 30, 2007, the Company has commitments outstanding in the amount of US$3.0 million relating to the construction of the Rock Creek mine. These goods and services are anticipated to be delivered and/or completed by the end of 2008.

Additionally, the Company owes Barrick Gold Corporation (“Barrick”) US$64.8 million related to Donlin Creek expenditures made from the period of April 1, 2006 to November 30, 2007. Refer to note 17 for a discussion of subsequent events.

c) Legal actions
In October 2006, the former CEO of Coast Mountain commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising from the termination of his employment. The amount of the claim has not been determined at this time.

d) Royalty agreements
The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production (refer also to note 7, Mineral properties and related deferred costs).

12. RELATED PARTY TRANSACTIONS

a) Exploration services
During 2007, the Company provided exploration and management services totalling $941,000 (2006: $826,000) to Alexco, a related party having two common directors. At November 30, 2007, $152,000 (2006: $189,000) is included in other receivables. This amount has been subsequently collected. The transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

b) Mineral property agreement
Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer nil (2006: US$30,000) under the agreement.

Notes to Consolidated Financial Statements

72 NovaGold	Annual Report 2007

13. INCOME TAXES
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

in thousands of Canadian dollars

	2007	2006
	$	$
Combined federal and provincial statutory tax rate	34.12%	34.12%
Income taxes at statutory rates	(20,925)	(10,940)
Loss expiry	2,385	759
Difference in foreign tax rates	(825)	(298)
Valuation allowance	587	8,861
Non-temporary differences	1,523	1,475
Effect of statutory tax rate change	1,367	(1,473)
Others	(675)	3
Income tax recovery	(16,563)	(1,613)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2007 and 2006 are as follows:

in thousands of Canadian dollars

	2007	2006
	$	$
Future income tax assets
Non-capital losses	50,676	44,802
Mineral property interest	3,430	4,444
Property, plant and equipment	2,009	3,342
Non-controlling interest	50,696	–
Suspension liabilities	33,077	–
Share issuance costs	5,690	4,346
Capital loss carry-forwards	2,363	–
Asset retirement obligations	3,668	–
Unpaid interest	2,893	–
Other deductible temporary differences	1,197	438
Total future tax assets	155,699	57,372
Valuation allowance	(45,984)	(45,397)
Net future income tax assets	109,715	11,975
Future income tax liabilities
Property, plant and equipment	88,977	18,617
Mineral property	64,978	37,025
Other taxable temporary differences	80	6,298
Future income tax liabilities	154,035	61,940
Net future income tax liabilities	44,320	49,965

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 73

The Company has loss carry-forwards of approximately C$47.3 million and US$88.1 million that may be available for tax purposes. The losses are in the following countries and expire as follows:

in thousands of dollars

	Non-capital losses	Operating losses
	Canada	United States
	$	US$
2008	1,149	1,532
2009	3,346	7,283
2010	1,679	7,398
2011	–	7,716
2012	691	6,787
Thereafter	40,422	57,402
	47,287	88,118

Future use of these United States loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations.

An ownership change occurred on April 2, 1999 and December 17, 2001 regarding the losses incurred by Alaska Gold Company. In addition, NovaGold Resources Alaska, Inc. incurred an ownership change under Section 382 on December 17, 2001.

Therefore, approximately US$38.4 million of the United States losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to use these losses may be limited.

Due to the above net operating limitations and the uncertainty of future taxable income, a full valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2007, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

In addition, the Company has incurred cumulative Canadian resource expenditures of approximately $96.0 million (2006: $95.0 million) which may be carried forward indefinitely and used to reduce taxable income in future years. Certain future income tax assets have not been recognized, as realization is not considered more likely than not.

Notes to Consolidated Financial Statements

74 NovaGold	Annual Report 2007

14. SEGMENTED INFORMATION
The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments has been prepared consistently with the Company’s accounting policies described in note 2.

in thousands of Canadian dollars

				2007
	Mineral properties	Land and gravel
	$	operations	Other	Total
		$	$	$
Revenue	–	1,003	62	1,065
Expenses	921	165	–	1,086
Segment (loss) earnings	(921)	838	–	(21)
Unallocated expenses				(50,756)
Interest income				6,011
Loss for the year				(44,766)
Segment assets	1,040,085	1,980	–	1,042,065
Unallocated corporate assets				128,175
Total assets				1,170,240
Capital expenditures	499,778	–	401	500,179

				2006
	Mineral properties	Land and gravel
	$	operations	Other	Total
		$	$	$
Revenue	–	1,692	–	1,692
Expenses	461	210	–	671
Segment (loss) earnings	(461)	1,482	–	1,021
Unallocated expenses				(38,083)
Interest income				6,611
Loss for the year				(30,451)
Segment assets	441,555	2,113	–	443,668
Unallocated corporate assets				121,756
Total assets				565,424
Capital expenditures	205,119	–	226	205,345

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 75

The Company’s geographic segment information is as follows:

		2007		2006

		Land, gravel,		Land, gravel,
		equipment and		equipment and
	Revenue	mineral properties	Revenue	mineral properties
	$	$	$	$
United States	1,003	301,536	1,692	154,855
Canada	62	627,005	–	272,192
	1,065	928,541	1,692	427,047

15. SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006
	$	$
Fair value component of stock option exercises	1,918	1,321
Shares issued for option agreement	1,433	1,087
Shares issued for power generation and transmission rights acquisition	–	44,374
Increase in accounts payable and accrued liabilities related to mineral properties,
construction in progress and supplies inventory	98,811	42,853
Interest received	5,992	6,227

As at November 30, 2007, of the $97.9 million reported as cash and cash equivalents, approximately $89.5 million was on deposit with banks, and approximately $8.4 million was invested in highly liquid, short-term, non-asset backed commercial paper.

Notes to Consolidated Financial Statements

76 NovaGold	Annual Report 2007

16. SIGNIFICANT DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

in thousands of Canadian dollars

	YEAR ENDED	YEAR ENDED
	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Loss for the year reported under Canadian GAAP	(44,766)	(30,451)
Add (deduct)
Capitalized interest (a)	–	711
Exploration and development costs (b)	(101,796)	(138,451)
Equity investment (e)	(2,038)	(1,787)
Gain on shares issued by subsidiary (d)	(193)	(477)
	(148,793)	(170,455)
Income tax recovery	7,803	8,102
Loss for the year under U.S. GAAP	(140,990)	(162,353)
Loss for the year before comprehensive income adjustment	(140,990)	(162,353)
Unrealized gain on available-for-sale securities (c)	–	10,298
Comprehensive loss under U.S. GAAP	(140,990)	(152,055)
Net loss per common share – U.S. GAAP
Basic and diluted	(1.42)	(1.66)
Accumulated other comprehensive income
Opening balance	–	20,483
Unrealized gain on available-for-sale securities (c)	–	10,298
Closing balance	–	30,781
Shareholders’ equity reported under Canadian GAAP	642,475	441,439
Cumulative adjustments to shareholders’ equity
Add (deduct)
Capitalized interest (a)	–	711
Exploration and development costs (b)	(368,867)	(265,555)
Equity investment (e)	(6,890)	(1,892)
Unrealized gain on available-for-sale securities (c)	–	30,781
Future income taxes	35,569	27,766
Shareholders’ equity (deficit) under U.S. GAAP	302,287	233,250
Total assets reported under Canadian GAAP	1,170,240	565,424
Add (deduct)
Capitalized interest (a)	–	711
Exploration and development costs (b)	(369,006)	(267,071)
Equity investment (e)	(6,890)	(1,892)
Unrealized gain on available-for-sale securities (c)	–	30,781
Total assets under U.S. GAAP	794,344	327,953
Total liabilities reported under Canadian GAAP	310,011	123,985
Add (deduct)
Future income taxes	(35,708)	(29,282)
Total liabilities under U.S. GAAP	274,303	94,703
Total minority interest reported under Canadian and U.S. GAAP	217,754	–

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 77

in thousands of Canadian dollars

	YEAR ENDED	YEAR ENDED
	NOVEMBER 30, 2007	NOVEMBER 30, 2006
	$	$
Cash flows from operating activities under Canadian GAAP	(60,317)	(3,125)
Exploration and development costs (b)	(69,772)	(137,740)
Cash flows from operating activities under U.S. GAAP	(130,089)	(140,865)
Cash flows from investing activities under Canadian GAAP	(436,115)	(119,931)
Exploration and development costs (b)	69,772	137,740
Cash flows from investing activities under U.S. GAAP	(366,343)	17,809

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

a) Capitalized interest
Under U.S. GAAP, interest costs are capitalized for all assets that are under development. Under Canadian GAAP, interest is capitalized only on project specific debt. In 2006, the Company had expensed $0.7 million of accrued interest related to the Donlin Creek expenditures for Canadian GAAP purposes.

b) Exploration and development costs
For U.S. GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

c) Trading and available-for-sale securities
Under U.S. GAAP, the Company’s securities are considered to be either trading securities or available-for-sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available-for-sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Prior to December 1, 2006, under Canadian GAAP there is no adjustment made for unrealized gains.

d) Gain on shares issued by subsidiary
Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the investment.

e) Equity investment
During the year, the Company purchased additional shares of Alexco Resource Corp. and recorded its proportionate share of cumulative net losses totalling $2.0 million (2006: $1.4 million) based on U.S. GAAP adjusted financial statements.

f) Recent accounting pronouncements
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB StatementNo. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on December 1, 2007. The Company is still in the process of determining the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure

Notes to Consolidated Financial Statements

78 NovaGold	Annual Report 2007

16. SIGNIFICANT DIFFERENCES FROM UNITED STATES
ACCOUNTING PRINCIPLES (CONTINUED)
assets and liabilities are also required. FAS 157 is effective for the Company on December 1, 2007 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter ended February 29, 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existingminority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements.

17. SUBSEQUENT EVENTS

Donlin Creek
On December 1, 2007, the Company entered into a limited liability company agreement with Barrick Gold U.S., a wholly owned subsidiary of Barrick Gold Corporation (“Barrick”) that provided for the conversion of the Donlin Creek joint venture into a new limited liability company, which will be owned 50% by the Company and 50% by Barrick (the “Donlin Creek LLC”). As part of the Donlin Creek LLC, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement will be made following the effective date of the agreement by the Company paying in 2008 the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$52.1 million will be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis. The Company is currently evaluating the impact of this agreement on its financial statements and will report in its consolidated financial statements for the quarter ending February 29, 2008.

Grace claims
On December 1, 2007, the Company and Pioneer Metals Corporation (“Pioneer”) entered into a purchase and sale agreement whereby the Company purchased a 100% interest in the Grace claims located adjacent to the Galore Creek project held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54 million. At November 30, 2007, this amount is included in restricted cash.

Expiry of warrants
On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised.  The value originally attributed to these warrants will be transferred to contributed surplus in fiscal 2008.

Credit facility
On January 31, 2008, the Company entered into an agreement with the Bank of Nova Scotia for a $30.0 million credit facility maturing on July 30, 2008. The credit facility bears variable interest based on the Canadian prime rate, and is secured only against certain marketable securities held by the Company.

Notes to Consolidated Financial Statements

Annual Report 2007	NovaGold 79

Sale of US Gold Corp. shares
On January 29, 2008, the Company sold its entire share holdings of US Gold Corp. for a sale price of $3.50 per share. The Company received proceeds of $18.8 million, and recorded a gain of $15.3 million. The Company believes that there are sufficient tax pools to shelter any gains arising from this sale.

Notes to Consolidated Financial Statements

80 NovaGold	Annual Report 2007

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at the Donlin Creek, Nome Operations, Galore Creek and Ambler projects; production, capital, operating and cash flow estimates; and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  uncertainty of production at the Company’s mineral exploration and development properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to the Company’s ability to finance the development of its mineral properties;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  commodity price fluctuations;

  risks related to the Company’s current practice of not using hedging arrangements;
  currency fluctuations;
  risks related to current or future government regulations, including environmental regulations as well as the potential impact of two “clean water” iniatives proposed in the State of Alaska;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  the Company’s need to attract and retain qualified management and technical personnel;
  mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  uncertainty related to title to the Company’s mineral properties;
  the Company’s history of losses and expectation of future losses;
  risks related to the integration of new acquisitions into the Company’s existing operations;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties and related cost increases;
  risks related to the impact of current and future indebtedness of the Company and its subsidiaries, including the impact of the terms of any such indebtedness on the Company’s senior convertible notes;
  increased competition in the mining industry; and
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of Management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NotesCautionaryto ConsolidatedNote RegardingFinancialForward-LookingStatements Statements

CORPORATE INFORMATION

Officers	Directors
Rick Van Nieuwenhuyse, MSc	Patrick Downey
President & CEO	North Vancouver, British Columbia

Peter Harris, BSc, PEng	Michael Halvorson
Senior Vice President & COO	Edmonton, Alberta

Don MacDonald, CA	Gerald McConnell, QC
Senior Vice President, CFO	Kings County, Nova Scotia
& Corporate Secretary
Cole McFarland
Doug Brown, MSc	Lincoln, California
Vice President, Business Development
Kalidas Madhavpeddi
Sacha Iley, BSc	Phoenix, Arizona
Vice President, Human Resources
Clynton Nauman
Greg Johnson, BSc	Blaine, Washington
Vice President, Corporate Communications
& Strategic Development	James Philip, CA
Vancouver, British Columbia
Susan Mathieu, MSc
Vice President, Safety, Environment	Rick Van Nieuwenhuyse
& Sustainability	Vancouver, British Columbia

Joe Piekenbrock, MSc	Auditors
Vice President, Exploration	PricewaterhouseCoopers LLP
Vancouver, British Columbia
Elaine Sanders, CA, CPA
Vice President, Finance	Bankers
TD Canada Trust
Carl Gagnier, BSc	Bank of Montreal
Executive Vice President,
NovaGold Canada	Legal Counsel
Blake, Cassels & Graydon LLP
Doug Nicholson, BSc	Vancouver, British Columbia
Vice President, NovaGold Alaska /
Alaska Gold Company	McInnes Cooper
Halifax, Nova Scotia
Dan Woznow, BSc
Vice President, Operations,	Dorsey & Whitney
NovaGreenPower	Seattle, Washington

Corporate Headquarters	Registrar and Transfer Agent
2300 - 200 Granville Street	Computershare Investor Services Inc.
Vancouver, British Columbia	Vancouver, British Columbia
V6C 1S4 Canada
Telephone: 604-669-6227
Facsimile: 604-669-6272
Toll Free: 1-866-669-6227
E-mail: info@novagold.net
Website: www.novagold.net

Stock Listing
American & Toronto Stock Exchanges
Common shares: Symbol NG
Warrants (TSX): Symbol NG.WT

The NovaGold 2007 Annual Report is printed on FSC-certified, 100% post-consumer recycled material. By choosing 100% post-consumer recycled material for this annual report, 131.73 trees were preserved for the future, 55,956 gallons of wastewater flow were saved, 93,309,600 BTUs of energy were conserved, 380.39 lbs of waterborne waste and 6,191 lbs of solid waste were not created and 12,191 lbs net greenhouse gases were prevented.

www.kaldor.com

NovaGold Resources Inc.	Telephone: 604-669-6227	www.novagold.net
2300 - 200 Granville Street	Toll-free: 1-866-669-6227
Vancouver, British Columbia	Facsimile: 604-669-6272
V6C 1S4 Canada	AMEX / TSX: NG